UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 4, 2011

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __ **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ **No X**

Enclosure: Press release **ANGLOGOLD ASHANTI REPORT FOR THE QUARTER AND SIX MONTHS ENDED 30 JUNE 2011, PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)**



Report
for the quarter and six months ended 30 June 2011

Group results for the quarter….

- ❖ Adjusted headline earnings rise 68% to record $342m, or 89 US cents per share.
- ❖ Interim dividend rises 38% to 90 South African cents per share, or 44% to 13 US cents per ADS.
- ❖ Total cash costs at $705/oz, well within guidance; production up 5% to 1.086Moz.
- ❖ Operating improvements and gold price drive cash flow from operations 24% higher to $635m.
- ❖ Free cash flow at $207m after capex, finance costs and tax; net debt lowered to $866m.
- ❖ Continental Africa posts output growth and 14% cost reduction; Obuasi and Geita improve.
- ❖ South African production up 7%, shows good cost control despite currency gain and increased power tariff.
- ❖ Uranium production of 338klbs and silver production of 642koz.
- ❖ Americas region grows production 6%, keeps costs flat in challenging inflationary environment.
- ❖ Cerro Vanguardia's output gains 7%; total cash costs drop 39%, the lowest in the group at $264/oz.
- ❖ Brownfield exploration campaigns in Argentina, Brazil and Australia return high grade intersections.

| | | SA rand / Metric | | | | | US dollar / Imperial | | | | |
		ended Jun 2011	Quarter ended Mar 2011	ended Jun 2010	Six months ended Jun 2011	ended Jun 2010	ended Jun 2011	Quarter ended Mar 2011	ended Jun 2010	Six months ended Jun 2011	ended Jun 2010
Operating review											
Gold											
Produced	- kg / oz (000)	33,776	32,303	35,011	66,079	68,586	1,086	1,039	1,126	2,124	2,205
Price received [1]	- R/kg / $/oz	328,951	312,261	265,806	320,702	255,564	1,510	1,391	1,095	1,451	1,056
Total cash costs	- R/kg / $/oz	153,441	158,707	149,365	156,015	149,397	705	706	617	705	618
Total production costs	- R/kg / $/oz	199,541	200,632	183,891	200,075	187,065	916	893	759	905	774
Financial review											
Adjusted gross profit [2]	- Rm / $m	4,268	3,464	2,723	7,732	4,360	629	497	359	1,126	578
Profit (loss) attributable to equity shareholders	- Rm / $m	3,195	1,658	(1,360)	4,854	(210)	470	241	(187)	711	(30)
	- cents/share	829	430	(371)	1,259	(57)	122	62	(51)	184	(8)
Adjusted headline earnings [3]	- Rm / $m	2,317	1,415	980	3,733	1,442	342	203	129	544	190
	- cents/share	601	367	267	968	393	89	53	35	141	52
Cash flow from operating activities	- Rm / $m	4,298	3,607	2,963	7,905	4,289	635	513	386	1,148	566
Capital expenditure	- Rm / $m	2,342	1,740	1,703	4,082	2,986	346	249	226	594	397

Notes:
1. Refer to note C "Non-GAAP disclosure" for the definition.
2. Refer to note B "Non-GAAP disclosure" for the definition.
3. Refer to note A "Non-GAAP disclosure" for the definition.

$ represents US dollar, unless otherwise stated.

Rounding of figures may result in computational discrepancies.

IMPORTANT NOTICE TO SHAREHOLDERS: SEE "SHAREHOLDERS' NOTICE BOARD" ON THE INSIDE BACK COVER

AngloGold Ashanti

Quarter 2 2011



Baffin Is JV

Canada

Superior JV

Cripple Creek & Victor

U.S.A.

Mali
Yatela
Sadiola
Morila

Gabon
Dome JV

Egypt
Hodine JV

Ethiopia
Stratex Afar JV

China
Gansu Longxin CJV

Eritrea
Djibouti

Colombia
La Colosa
Gramalote JV
Quebradona JV

Brazil

Guinea
Siguiri

Ghana
Iduapriem
Obuasi

Tanzania
Geita

DRC
Kibali JV
AGK JV Kilo

Solomon Islands

Serra Grande

AGACSM

Namibia
Navachab

S A Operations
Vaal River
Great Noligwa
Kopanang
Moab Khotsong
Surface Operations
West Wits
Mponeng
TauTona
Savuka

Australia
Sunrise Dam

Tropicana JV
Viking

SA sea areas

RSA

Argentina
Cerro Vanguardia

Operations
Exploration

Operations **at a glance**

for the quarter ended 30 June 2011

	Production		Total cash costs		Adjusted gross profit (loss) [1]	
	oz (000)	% Variance [2]	$/oz	% Variance [2]	$m	$m Variance [2]
SOUTH AFRICA	**431**	7	**688**	8	**264**	54
Great Noligwa	**27**	23	**1,071**	(11)	**6**	8
Kopanang	**83**	4	**684**	16	**48**	8
Moab Khotsong	**75**	10	**663**	13	**37**	8
Mponeng	**127**	8	**566**	10	**102**	15
Savuka	**12**	9	**876**	5	**7**	1
TauTona	**60**	11	**848**	(1)	**21**	10
Surface Operations	**48**	-	**588**	9	**43**	3
CONTINENTAL AFRICA	**377**	4	**705**	(14)	**244**	81
Ghana						
Iduapriem	**44**	(21)	**891**	25	**18**	(6)
Obuasi	**83**	19	**732**	(28)	**49**	35
Guinea						
Siguiri - Attributable 85%	**66**	2	**801**	19	**43**	(2)
Mali						
Morila - Attributable 40% [3]	**25**	14	**826**	(1)	**16**	5
Sadiola - Attributable 41% [3]	**33**	10	**687**	(2)	**25**	5
Yatela - Attributable 40% [3]	**6**	(14)	**1,280**	(8)	**1**	1
Namibia						
Navachab	**14**	(18)	**1,202**	26	**2**	(4)
Tanzania						
Geita	**107**	14	**441**	(46)	**83**	47
Non-controlling interests, exploration and other					**8**	1
AUSTRALASIA	**61**	(15)	**1,595**	38	**(10)**	(15)
Australia						
Sunrise Dam	**61**	(15)	**1,516**	40	**(5)**	(16)
Exploration and other					**(5)**	-
AMERICAS	**216**	6	**487**	1	**151**	(5)
Argentina						
Cerro Vanguardia - Attributable 92.50%	**48**	7	**264**	(39)	**48**	16
Brazil						
AngloGold Ashanti Mineração	**84**	-	**493**	11	**47**	(19)
Serra Grande - Attributable 50%	**14**	(18)	**881**	24	**(3)**	(9)
United States of America						
Cripple Creek & Victor	**70**	23	**546**	11	**59**	17
Non-controlling interests, exploration and other					**-**	(10)
OTHER					**21**	28
Sub-total	**1,086**	5	**705**	-	**670**	143
Equity accounted investments included above					**(41)**	(10)
AngloGold Ashanti					**629**	132

[1] Refer to note B "Non-GAAP disclosure" for the definition.

[2] Variance June 2011 quarter on March 2011 quarter - increase (decrease).

[3] Equity accounted joint ventures.

Rounding of figures may result in computational discrepancies.

Financial and Operating Report

OVERVIEW FOR THE QUARTER

FINANCIAL AND CORPORATE REVIEW

Operating production and cost performances in South Africa, Continental Africa and the Americas, along with full exposure to the record gold price drove marked improvements in earnings and cash flow generation during the second quarter. Adjusted headline earnings surged by 68% to a record $342m, or 89 US cents a share in the three months to 30 June, compared with $203m, or 53 US cents the previous quarter.

Net profit attributable to equity shareholders rose from $241m recorded in the first quarter to $470m for the second quarter. This increase was on the back of improved earnings and fair value gains on the two convertible bonds.

Cash generated from operating activities improved by 24%, to $635m during the period under review. Free cash flow, after all capital expenditure, finance costs and tax, was $207m. These robust inflows helped further strengthen the group's balance sheet. Net debt (excluding the mandatory convertible bond) was further reduced to $866m at the end of the quarter, from $1.1bn at the end of March. About two-thirds of AngloGold Ashanti's targeted capital expenditure for the year of $1.6bn will be spent over the remainder of the year, with a commensurate impact on net debt in the second half.

Given the improved cash flow, the board has declared a dividend of 90 South African cents per share, an increase of 38% over the corresponding period last year. The increase is largely in line with the improvement in the gold price over the period and reflects AngloGold Ashanti's desire to improve returns to shareholders while retaining the capacity to fund its growth projects.

OPERATING RESULTS

Production and total cash costs for the three months to 30 June 2011, a period impacted by 5 public holidays and a local government election in South Africa, were broadly in line with guidance at 1.086Moz at $705/oz, compared with 1.039Moz at $706/oz the previous quarter. Guidance for the second quarter was 1.09Moz at a total cash cost of $760/oz.

The cost performance was bolstered by improved production and efficiencies at key assets, greater by-product credits and stockpiling of ore during the shutdown and repair of the SAG mill at Geita during the quarter. Continental Africa delivered good production gains coupled with a 14% drop in total cash costs, while South Africa and the Americas showed rising production and good cost control at key assets. Australia continued to face challenges following the first quarter's flooding, as wet weather hampered recovery efforts. Group total cash costs were marginally better than the previous quarter despite increased power tariffs in South Africa.

SAFETY

Tragically, three fatalities occurred during the quarter in separate incidents following a seismic event at Mponeng, surface accident at the Cuiabá mine in Brazil and at an exploration site in Eritrea. Continued focus on mitigating risks in the workplace, through visible leadership at each operation and implementation of the Safety Transformation component of Project ONE, remains a priority for each member of the company. AngloGold Ashanti's fatality frequency rate has improved by 73% since 2007 and is some 60% better than its local peer group. The company's all injury frequency rate of 10 injuries per million hours worked was the lowest in AngloGold Ashanti's history, indicating that efforts toward effecting a comprehensive change in attitude toward safety across every level in the group are gaining traction. South Africa and Continental Africa fared especially well in this regard during the quarter. There remains, as always, room for further improvement.

OPERATING REVIEW

The **South African** operations produced 431,000oz at a total cash cost of $688/oz in the second quarter of 2011, compared with 401,000oz at a total cash cost of $637/oz in the previous quarter. The increase in production resulted from continued operational improvements following the seasonally slow first quarter. The increase in total cash costs was contained to 8%, despite a stronger rand, winter electricity tariffs and higher royalties triggered by the rising gold price. At the West Wits operations, production from Mponeng, the company's largest mine, increased by 8% to 127,000oz after temperature constraints and safety related production stoppages which hampered operations in the first quarter, were addressed. Neighbouring TauTona experienced yield improvements following a release of tons locked up in the VCR shaft area and achieved higher volumes mined. These factors together afforded a 11% increase in gold production to 60,000oz, at a total cash cost of $848/oz. At the Vaal River operations, production at Moab Khotsong increased by 10% to 75,000oz, after operational constraints related to high temperatures and compressed air, which affected the previous quarter, were addressed. Kopanang managed a 4% increase in production to 83,000oz following fewer safety related stoppages, which led to improved area mined and tons milled. Total cash costs, however, increased by 16% to $684/oz due to winter electricity tariffs and royalties. Great Noligwa was another beneficiary of fewer safety-related interruptions as well as a resolution to ore pass blockages that impacted the previous quarter. The mine posted a 23% increase in production to 27,000oz. Surface Operations production remained at 48,000oz, however total cash costs increased 9% to $588/oz.

The **Continental Africa** operations produced 377,000oz at a total cash cost of $705/oz in the second quarter of 2011, compared with 363,000oz at a total cash cost of $819/oz the previous quarter. In Ghana, Obuasi staged a strong operating performance with a 19% increase in production to 83,000oz and a 28% improvement in total cash costs to $732/oz. The improvement stemmed principally from improved availability of underground equipment, a successful drive to improve consistency in plant operations and access to higher grade blocks. Iduapriem, where the plant underwent a scheduled maintenance shutdown, posted a planned 21% decline in output to 44,000oz and a resultant increase in total cash costs to $891/oz. Notwithstanding a shutdown to repair and upgrade one of the ends on the SAG mill, Geita, in Tanzania, benefited from higher grades mined at the Nyankanga and Geita Hill pits. Production at the mine rose 14% to 107,000oz, while total cash costs dropped 46% to $441/oz. In Mali, improved grades and throughput pushed production from Sadiola 10% higher to 33,000oz, while total cash costs improved marginally to $687/oz. Morila's production rose 14% to 25,000oz as higher grades were processed from stockpiles. In Guinea, Siguiri's production increased marginally to 66,000oz, but increased royalties following the higher gold price, along with rising fuel prices and use of consumables drove total cash costs 19% higher to $801/oz. Navachab, in Namibia, continued to face challenges related to its DMS plant, compounded by lower recovered grades and tonnages. Production fell 18% to 14,000oz and total cash costs rose 26% to $1,202/oz.

The **Americas** operations produced 216,000oz at a total cash cost of $487/oz in the second quarter of 2011, compared with 203,000oz at a total cash cost of $480/oz in the previous quarter. In Argentina, Cerro Vanguardia delivered another strong performance with higher grades driving a 7% rise in production to 48,000oz. Higher silver prices helped push total cash costs 39% lower to $264/oz, again the lowest for the group. In Brazil, Serra Grande faced dilution issues and lower recoveries due to challenges experienced with filtration. Both issues have been addressed. Production fell 18% to 14,000oz, while total cash costs rose 24% to $881/oz. At AngloGold Ashanti Córrego do Sítio Mineração (AngloGold Ashanti Mineração), production was unchanged at 84,000oz, as higher tonnages offset lower grades. A better performance from the underground fleet at Cuiaba offset the effects of lower grade, a stronger real and general cost inflation in Brazil. Total cash costs rose 11% to $493/oz. In the US, Cripple Creek & Victor's production increased by 23% to 70,000oz as ore was placed on newer sections of the pad, closer to the liner. Total cash costs rose 11% to $546/oz, due mainly to higher diesel prices and mining costs.

Australasia produced 61,000oz at a total cash cost of $1,595/oz in the second quarter of 2011, compared with 72,000oz at a total cash cost of $1,153/oz the previous quarter. This quarter's figure includes a non-cash deferred stripping charge of $93/oz. The pit-wall slippage at Sunrise Dam, together with the continued impact of the previous quarter's flood, severely affected all aspects of the operation. Mining in the open pit was suspended during the quarter while dewatering the underground mine remained a priority. Additional support work required for the switchback to the main access ramp was also undertaken during the quarter, extending the period needed to remediate the operation.

PROJECTS

AngloGold Ashanti incurred capital expenditure of $346m during the quarter, of which $126m was spent on growth projects. Of the growth-related capital, $61m was spent in the Americas, $30m was spent in Continental Africa, $16m in Australasia and $19m in South Africa.

The team at the Córrego do Sítio project, in Brazil, continued to make swift progress, despite stiff competition for skilled engineering personnel in Brazil. Full production for the first phase of the project, estimated at 140,000oz a year, remained on schedule for 2013. Drainage for the stockpiles at the site was completed, water treatment piping installed and tested and civil engineering work for the crushing and milling circuit finished. Installation of the SAG, primary-ball and regrind mills was also finished and the lining of the autoclave and the conditioning tank completed. Commissioning of the milling and flotation areas will get underway during the third quarter. Work on the Sao Bento plant also continued during the quarter, with key equipment refurbished, including the existent flotation cells and warehouse and laboratory facilities. In the mining area, ore production reached 40,800 tons during the quarter.

At the Tropicana Gold Project (AngloGold Ashanti 70% and manager) and Independence Group NL (30%) construction works focused predominantly on the 220km long site access road during the quarter. Although heavy rain in June caused work to be suspended for 11 days, the road remains on schedule to be completed in the fourth quarter.

During the second quarter, the open pit mining contract was finalised and awarded to Macmahon Holdings Ltd. Procurement negotiations are underway on the long lead-time major equipment packages and detailed engineering design is on track for completion ahead of the start of processing plant construction in the second quarter of 2012. Recruitment of the Tropicana Gold Mine management team has been completed.

The Mineral Resource and Ore Reserve at Tropicana was updated as at 30 June 2011 to reflect recent increases in the gold price and changes to the resource model through increased drill density in the Havana South and Boston Shaker zones. The Ore Reserve increased by 540,000 ounces to 56.4 Mt grading 2.16g/t Au containing 3.91Moz of gold whilst the Measured, Indicated and Inferred Resource estimate increased slightly to 78.6Mt grading 2.12g/t Au for 5.36Moz of gold.

The increased Ore Reserve was primarily due to the inclusion of the Boston Shaker pit, which added 243,000oz, and conversion of Inferred Resources into Indicated status at Havana South, which added a further 257,000oz Au. Although drilling activities on the mining leases during the quarter were constrained by rain, three multi-purpose RC rigs are on site, with drilling predominantly focused on Havana Deeps.

Shallow drilling has been completed in the Swizzler area (between the Tropicana and Havana pits) where there is potential for the two pits to merge. Better RC drill results from Swizzler included: TFRC3531 15m at 3.6g/t Au from 98m; TFRC 3560 16m @ 3.8g/t Au from 127m TFRC3562 5.0m at 5.2g/t Au from 139m. Limited diamond drilling was completed down dip of Swizzler and one hole (TFD421) returned an encouraging 6m @ 19.2g/t Au from 255m. A follow up programme of RC/Diamond drilling has commenced to assess the Swizzler Deeps area.

A pre-feasibility study, including substantial drilling programmes, is being carried out to evaluate open pit and underground mining options of the Havana Deeps mineralisation. A total of 20,600m of RC and diamond drilling was completed in the quarter. Only limited assays have been returned to date with a best result of 14m @ 6.5g/t Au from 421m in HDD077.

At the Kibali joint venture, in the Democratic Republic of the Congo, work commenced in July on the relocation of the inhabitants of 14 villages affected by the development of the mine, which remains on track to yield first production in 2014. Kokiza, as the new settlement is called, will ultimately comprise more than 3,500 houses accommodating about 15,000 people, a Catholic Church complex and other places of worship, schools, seven medical centres, five public market places and a government office. Transport infrastructure built to serve the town will consist of 50km of primary roads in addition to the 20km of secondary roads already constructed. Randgold Resources, which also owns a 45% stake in the project, is Kibali's operator and project manager. The expected date to complete the Kibali project feasibility study is Quarter 4 2011.

The feasibility study for the Mongbwalu project, in which AngloGold Ashanti owns a 86.22% stake, and is also in the DRC, is currently undergoing an optimization by the Business and Technical Development team. The project is expected to be submitted to the board for approval later this year.

EXPLORATION

Total exploration expenditure during the second quarter, inclusive of expenditure at equity accounted joint ventures, was $82m ($32m on brownfield, $27m on greenfield and $23m on pre-feasibility studies), compared with $71m the previous quarter ($26m on brownfield, $25m on greenfield and $20m on pre-feasibility studies). The following are highlights from the company's exploration activities during the quarter. More detail on AngloGold Ashanti's exploration programme can be found at www.anglogoldashanti.com.

Greenfield exploration activities were undertaken in six regions (Australia, Americas, Pacific, Sub-Saharan Africa and the Middle East & North Africa) during Q2 2011. A total of 60,453 metres of diamond, RC and AC drilling was completed at existing priority targets and used to delineate new targets in Australia, Colombia, Argentina, Guinea, Gabon, the DRC, Egypt, Ethiopia, Brazil and the Solomon Islands.

In Australia, at the Tropicana JV (AngloGold Ashanti 70%, Independence Group 30%), exploration continued during the second quarter following up significant results from previous work. Significant results were received from aircore drilling during the quarter for several prospects including Iceberg, 35km south of Tropicana, where 20m @ 0.99g/t Au was intersected from 32m, including 8.0m @ 2.19g/t Au from 40m. At Margarita, 10km SW of Tropicana, results included 1m at 1.76g/t Au from 45m. At Ninja, 15km WSW of Tropicana – Havana, results included 2m at 1.01g/t Au.

Brownfield drilling on the Vogue discovery, beneath the current workings at Sunrise Dam has continued, yielding positive results. Drilling confirms a broad zone of significant mineralisation beneath current workings at depths ranging from 600m to 800m. Bulked intercepts across the entire zone include: 166m @ 4.7g/t Au and 229m @ 5.1g/t Au.

Greenfields exploration in the Americas during the second quarter of 2011 continued focusing on early stage exploration in Colombia, Canada, USA, Brazil and Argentina. In Colombia exploration programmes were undertaken in four separate regions. A 3,000m diamond drilling programme and sampling and mapping was completed at the Nuevo Chaquiro prospect around Quebradona. Elsewhere, mapping and sampling programmes were undertaken at the La Llanada, La Vega and Anaima-Tocha Belt. Geophysical programmes included the commencement of regional airborne magnetic and radiometric surveys, utilising two helicopter borne systems.

In Brazil, drilling commenced at the Falcao Project, a joint venture with Horizonte Minerals. Regional geochemical sampling programmes were undertaken over the Santana JV area and Juruena project areas. In Argentina exploration drilling started at El Volcan on targets defined by earlier drill programmes.

In the Solomon Islands, exploration activities continued at the Kele and Mase Joint Ventures with XDM Resources, while tenement applications associated with two additional Joint Venture agreements covering the New Georgia and Vangunu project areas progressed. At Mase, diamond drilling was restarted during May with a total of 247m completed during the quarter. At Kele diamond drilling continued with 1,370m completed during the quarter. Here, mechanical cutting and sampling of 4.52km of trenches focussed in the Tango West, Konga and Kukumbokulu prospect areas.

In Sub-Saharan Africa, project generation work is ongoing and new conceptual targets to guide longer term strategies in Africa have been developed.

In the Democratic Republic of the Congo, regional exploration continued on Ashanti Goldfields Kilo (AGK) 5,487km^2 Kilo project. Greenfield exploration activities continued in six projects Lodjo, Issuru, Dala, Alosi Camp 3, Mont Tsi and Petsi. Five diamond holes were drilled at Mont Tsi and drilling has commenced at Issuru to the north of the Mongbwalu project area. Drilling will recommence at Mont Tsi after the completion of a ground geophysical survey.

In Gabon, drilling continued at La Mboumi West and Central on the Ndjolé licence, a joint venture with Dome Ventures, Renewal applications have been completed for the Ndjole & Mevang JV licences. Geochemical soil sampling and mapping continues over La Mboumi as well as AGA's Eteke North (Ogooue licence).

In Guinea, regional exploration work, including soil sampling and drilling programmes on Blocks 2, 3 and 4 in the Siguiri Mine region. A total of 7,360 geochemical soil samples were collected. Encouraging gold in soil geochemical anomalies were revealed by this work.

Additional resource delineation and definition drilling was completed at Saraya in late June. A total of 2,969m of diamond and 3,646m of RC drilling was completed. Assay results from infill drilling include apparent thickness intercepts of 18m @ 5.4g/t Au from 80m, 9m @ 4.91g/t Au from146m and 14m @ 1.9g/t Au from 190 in SARC277 and: 14m @ 1.25g/t Au from 110m in SARCDD007. Delineation and infill drilling commenced at Kounkoun, located in Block 3, where twelve holes totalling 2,346m were completed during the quarter, while assay results from this work are pending.

Greenfields exploration in the Middle East & North Africa region is being undertaken by Thani Ashanti; a 50:50 Strategic Alliance between AngloGold Ashanti and Thani Investments. Exploration during Q2 involved diamond drilling at the Hutite prospect, located on the Hodine licence in Egypt. Here 3,043m of diamond drilling was completed during the quarter and results include: 3m @ 4.83g/t Au from 55m, 5m @ 4.61g/t Au from 152m and 5m @ 1.42g/t Au from 163m in HUD004. Most significant results returned this quarter are from the 1,000m long Central Zone, where mineralisation has been intersected in all seven holes drilled to date.

In Eritrea, follow-up stream sediment geochemistry and mapping is in progress over the targets identified from the 10,000 line km airborne EM, magnetic and radiometric survey at the Kerkasha and Akordat North exploration licences.

The Afar JV with Stratex International has commenced diamond drilling at the Megenta project in Ethiopia. As part of this agreement, Thani Ashanti has a minimum exploration commitment of $1m, and can earn 51% interest in the licences by spending $3m. Results from the upper portion of the first hole contain several ~0.5g/t Au results and some >1g/t Au intercepts from narrow veins. The results are consistent with the envisaged mineralisation model. AngloGold Ashanti increased its stake in Stratex International to an interest of approximately 11.2% through a $5m private placement, meeting the SARB investment requirements of a minimum of 10%

Twenty four exploration licence applications were submitted in Saudi Arabia. The applications form a contiguous block of 2,356km^2.

OUTLOOK

Operations were impacted during the first half of the year by a number of factors, which would in themselves have led annual production to the lower end of initial guidance of 4.55Moz to 4.75Moz. These include flooding at Sunrise Dam, the decision to stop mining the shaft pillar at TauTona for safety reasons, drought at Cripple Creek & Victor which impacted optimal functioning of the leach pad and lower-than-anticipated grades at Siguiri.

As a result of the operational impacts as outlined above and the strike in South Africa at the end of July, the year guidance is being revised to around 4.45Moz. The lower production, along with higher fuel prices and stronger local operating currencies in Brazil and South Africa result in total cash cost guidance of $725/oz-$740/oz, This assumes an oil price of $114/barrel and average exchange rate of R6.83/$ and equivalent Australian dollar and Brazilian real rates.

Third quarter production is expected to be around 1.11Moz at a total cash cost of $775/oz. This assumes an oil price of $115/barrel and average exchange rate of R6.75/$ and equivalent Australian dollar and Brazilian real rates.

Review of the Gold Market

Gold price movement and investment markets

Gold price data

During April, the gold price continued to benefit from ongoing economic uncertainty in Europe and the United States, receiving an additional boost from the threat to the triple A credit rating of the United States. Bullion traded to an intraday high of $1,575/oz at the start of May. However this momentum was not sustained and after a brief correction, the price traded sideways for the balance of the quarter. Many of the factors that drove gold in the first month of the quarter persisted as the European debt crisis worsened. Domestic politics and brinkmanship in the United States saw the debt ceiling impasse adding yet more uncertainty to global financial markets, adding to the metal's tailwind. Although the latter is likely to be resolved, the ongoing sovereign solvency turmoil in Europe should underpin the gold price going forward. Despite the modest 4.5% increase in the average gold price in the quarter under review, the increase marks the 10th consecutive quarter of growth and represents gold's longest winning streak since the 1920s.

Investment demand

ETF holdings for the quarter remained fairly stagnant with net investment for the quarter at around 1.2Moz, growth of less than 2% from its opening position. In contrast, during the second quarter of last year when similar concerns over sovereign risk were escalating, ETF holdings grew by around 9Moz. Not surprisingly, most of the growth can be attributed to European ETFs. The COMEX net long position posted a high of 30.5Mozs in the second quarter, which unsurprisingly coincided with the run in the gold price. Global estimated bar and coin demand from the December 2010 quarter to the June 2011 quarter stands at 1,396 tons, a 49% increased year-on-year; most of the growth is driven by European investors. While ETFs have received alot of press in recent times it is worth noting that the bar and coin market is three times the size of the ETF market. In China, investment demand slowed from the extreme highs of the first quarter, but still recorded year-on-year estimated growth approaching double digits. Outlook for the rest of the year remains good as inflationary pressures continue to weigh on the Chinese economy. Fears over inflation similarly underpin the continuation of India's record gold demand. In the second quarter of 2010, 154 tons were imported, while in the first two months of this quarter, 192 tons flowed into India. Some 75% of this gold will be destined for the jewellery market.

Official sector

While the ETF markets failed to register growth, the official sector has been relatively active. In the first half of the year central banks bought about 151 tons. Mexico added some 100 tons, significantly increasing its holding from previous levels of 6.9 tons. Russia and Thailand were other notable buyers, further consolidating the trend of developing economies diversifying their central bank holdings. Sales under the third Central Bank Agreement for the current year to date are virtually zero as central banks expand their gold reserves.

Jewellery sales

As mentioned, India's storming 2011 continued in the second quarter and the jewellery market remained buoyant. Unlike in 2010, consumers now appear accustomed to higher gold prices and many expect it to continue to rise through the year as fuel, food and fast-moving consumer goods show no sign of ending their upward price trajectory. Indian consumers were not perturbed by gold price volatility in the quarter under review as relative Rupee gold price stability helped ameliorate the situation. Unlike their Indian counterparts, Chinese consumers did exhibit discomfort with the relatively volatile gold price. The second quarter is traditionally a slower quarter in China and the three months through June were no different, although year-on-year jewellery demand still registered an increase (which may have stretched to double digits). One factor that may have dampened gold purchases was a new drive by commercial banks to attract liquidity by increasing the one-month interest rate for deposits to 7%, while the annual deposit rate is in the region of 3.5%. In the United States, the strategically vital high-end gold market continued to show signs of strength with an estimated growth of 15%. High-end gold brands continue to outperform lower- and mid-end gold plays as the high price of gold continues to gnaw away at gold content in cheaper jewellery. At JCK, the major trade show held in June, most attendees were more upbeat than last year as the industry builds off a stronger, more sustainable base.

Mineral Resource and Ore Reserve

Mineral Resources and Ore Reserves are reported in accordance with the minimum standards described by the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code, 2004 Edition), and also conform to the standards set out in the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2007 edition). Mineral Resources are inclusive of the Ore Reserve component unless otherwise stated.

Introduction

In January 2011, given the continued rally in the gold price, AngloGold Ashanti committed to publishing its updated Mineral Resource and Ore Reserves using a price higher than the $850/oz that was used to determine the 2010 Ore Reserve.

Mineral Resource

The total Mineral Resource increased from 220.0Moz in December 2010 to 232.6Moz in June 2011. A six month increase of 15.7Moz occurred before the subtraction of depletion and an increase of 12.6Moz after the subtraction of depletion. It should be noted that changes in economic assumptions from December 2010 to June 2011 resulted in the Mineral Resource increasing by 14.8Moz whilst exploration and modelling resulted in an increase of 4.8Moz. The remaining decrease of 3.9Moz resulted from various other factors. Depletions from the Mineral Resource for the six months totalled 3.1Moz.

MINERAL RESOURCE		Moz
Mineral Resource as at 31 December 2010		**220.0**
Reductions		
Siguiri	Due to revision of modelling procedures	(0.3)
Other	Total of non significant changes	(1.5)
Additions		
Iduapriem	Increase in Mineral Resource price	1.2
Geita	Combined effect of price and estimation	1.9
La Colosa	Due primarily to exploration success	3.8
Obuasi	Increase in Mineral Resource price	5.9
Other	Total of non significant changes	1.6
Mineral Resource as at 30 June 2011		**232.6**

Rounding of numbers may results in computational discrepancies

Mineral Resources have been estimated at a gold price of $1,600/oz (2010: $1,100/oz).

ORE RESERVE

The AngloGold Ashanti Ore Reserve increased from 71.2Moz in December 2010 to 74.0Moz in June 2011. A six month increase of 5.4Moz occurred before the subtraction of 2.6Moz for depletion, resulting in an increase of 2.9Moz after the subtraction of depletion. It should be noted that changes in the economic assumptions from December 2010 to June 2011 resulted in the Ore Reserve increasing by 2.3Moz while exploration and modelling resulted in a further increase of 1.1Moz. The remaining increase of 2.0Moz resulted from various other factors.

Ore Reserve		Moz
Ore Reserve as at 31 December 2010		**71.2**
Reductions		
Other	Total non-significant changes	(0.9)
Additions		
Navachab	Improved Ore Reserve price	0.5
Obuasi	Improved Ore Reserve price	0.6
Cripple Creek and Victor	Additional area added to Mine Life Extension Two	0.9
Geita	Improved Ore Reserve price	1.0
Other	Total non-significant changes	0.7
Ore Reserve as at 30 June 2011		**74.0**

Rounding of numbers may result in computational discrepancies

Ore reserves have been calculated using a gold price of $1,100/oz (2010: $850/oz).

By-products

Several by-products are recovered as a result of the processing of gold Ore Reserves. These include 21,233t of uranium oxide from the South African operations, 440,270t of sulphur from Brazil and 37.6Moz of silver from Argentina.

Competent persons

The information in this report relating to exploration results, Mineral Resources and Ore Reserves is based on information compiled by the Competent Persons. The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.

During the past decade, the company has developed and implemented a rigorous system of internal and external reviews of Exploration Results, Mineral Resources or Ore Reserves. A documented chain of responsibility exists from the Competent Persons at the operations to the company's Mineral Resource and Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.

* A detailed breakdown of Mineral Resource and Ore Reserve and backup detail is provided on the AngloGold Ashanti website (www.anglogoldashanti.com).

MINERAL RESOURCE BY COUNTRY (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE

as at 30 June 2011	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
South Africa	Measured	24.54	15.16	371.99	11.96
	Indicated	731.24	2.83	2,069.76	66.54
	Inferred	40.82	13.81	563.55	18.12
	Total	**796.60**	**3.77**	**3,005.29**	**96.62**
Democratic Republic of the Congo	Measured	-	-	-	-
	Indicated	60.85	3.70	224.89	7.23
	Inferred	30.02	3.29	98.90	3.18
	Total	**90.87**	**3.56**	**323.79**	**10.41**
Ghana	Measured	93.99	4.81	452.50	14.55
	Indicated	99.93	3.57	357.24	11.49
	Inferred	143.40	3.45	494.20	15.89
	Total	**337.31**	**3.87**	**1,303.94**	**41.92**
Guinea	Measured	39.30	0.62	24.45	0.79
	Indicated	118.24	0.73	86.11	2.77
	Inferred	63.87	0.80	51.40	1.65
	Total	**221.42**	**0.73**	**161.95**	**5.21**
Mali	Measured	13.68	1.33	18.15	0.58
	Indicated	62.86	1.57	98.67	3.17
	Inferred	19.38	1.53	29.67	0.95
	Total	**95.92**	**1.53**	**146.50**	**4.71**
Namibia	Measured	18.19	0.77	13.93	0.45
	Indicated	102.35	1.22	125.18	4.02
	Inferred	16.68	1.15	19.26	0.62
	Total	**137.22**	**1.15**	**158.38**	**5.09**
Tanzania	Measured	-	-	-	-
	Indicated	110.35	2.82	311.36	10.01
	Inferred	33.43	2.98	99.65	3.20
	Total	**143.78**	**2.86**	**411.01**	**13.21**
Australia	Measured	36.51	1.71	62.41	2.01
	Indicated	45.73	2.56	116.91	3.76
	Inferred	9.26	4.22	39.05	1.26
	Total	**91.50**	**2.39**	**218.37**	**7.02**
Argentina	Measured	11.66	1.68	19.59	0.63
	Indicated	21.70	3.84	83.36	2.68
	Inferred	11.03	3.12	34.40	1.11
	Total	**44.39**	**3.09**	**137.35**	**4.42**
Brazil	Measured	10.81	6.22	67.25	2.16
	Indicated	15.66	6.15	96.25	3.09
	Inferred	32.57	6.66	216.77	6.97
	Total	**59.03**	**6.44**	**380.27**	**12.23**
Colombia	Measured	-	-	-	-
	Indicated	15.78	0.93	14.75	0.47
	Inferred	537.93	0.98	525.02	16.88
	Total	**553.71**	**0.97**	**539.77**	**17.35**
United States	Measured	286.41	0.79	227.22	7.31
	Indicated	227.22	0.69	157.13	5.05
	Inferred	100.67	0.65	64.98	2.09
	Total	**614.30**	**0.73**	**449.33**	**14.45**
Total	Measured	535.09	2.35	1,257.49	40.43
	Indicated	1,611.92	2.32	3,741.61	120.30
	Inferred	1,039.06	2.15	2,236.84	71.92
	Total	**3,186.07**	**2.27**	**7,235.95**	**232.64**

Rounding of figures may result in computational discrepancies.

MINERAL RESOURCE BY COUNTRY (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE

as at 30 June 2011	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
South Africa	Measured	7.45	19.60	145.91	4.69
	Indicated	546.22	1.69	925.05	29.74
	Inferred	19.64	18.69	367.04	11.80
	Total	**573.31**	**2.51**	**1,437.99**	**46.23**
Democratic Republic of the Congo	Measured	-	-	-	-
	Indicated	27.41	3.07	84.20	2.71
	Inferred	30.02	3.29	98.90	3.18
	Total	**57.43**	**3.19**	**183.10**	**5.89**
Ghana	Measured	28.28	3.89	109.90	3.53
	Indicated	69.92	3.89	272.22	8.75
	Inferred	109.78	4.02	441.30	14.19
	Total	**207.99**	**3.96**	**823.42**	**26.47**
Guinea	Measured	0.83	0.54	0.45	0.01
	Indicated	42.39	0.74	31.22	1.00
	Inferred	41.25	0.87	35.73	1.15
	Total	**84.47**	**0.80**	**67.39**	**2.17**
Mali	Measured	4.69	0.75	3.52	0.11
	Indicated	31.17	1.26	39.35	1.27
	Inferred	18.60	1.56	29.05	0.93
	Total	**54.46**	**1.32**	**71.92**	**2.31**
Namibia	Measured	6.88	0.53	3.65	0.12
	Indicated	44.56	1.12	50.11	1.61
	Inferred	16.68	1.15	19.26	0.62
	Total	**68.13**	**1.07**	**73.02**	**2.35**
Tanzania	Measured	-	-	-	-
	Indicated	53.48	2.76	147.65	4.75
	Inferred	33.43	2.98	99.65	3.20
	Total	**86.91**	**2.85**	**247.31**	**7.95**
Australia	Measured	3.33	0.76	2.52	0.08
	Indicated	16.54	2.46	40.64	1.31
	Inferred	9.26	4.22	39.05	1.26
	Total	**29.13**	**2.82**	**82.21**	**2.64**
Argentina	Measured	2.24	2.67	5.98	0.19
	Indicated	17.73	2.25	39.88	1.28
	Inferred	11.03	3.12	34.40	1.11
	Total	**30.99**	**2.59**	**80.27**	**2.58**
Brazil	Measured	3.27	7.01	22.94	0.74
	Indicated	7.11	6.18	43.89	1.41
	Inferred	28.32	6.83	193.44	6.22
	Total	**38.70**	**6.72**	**260.27**	**8.37**
Colombia	Measured	-	-	-	-
	Indicated	15.78	0.93	14.75	0.47
	Inferred	537.93	0.98	525.02	16.88
	Total	**553.71**	**0.97**	**539.77**	**17.35**
United States	Measured	116.49	0.74	86.77	2.79
	Indicated	136.46	0.67	91.61	2.95
	Inferred	100.67	0.65	64.98	2.09
	Total	**353.62**	**0.69**	**243.36**	**7.82**
Total	Measured	173.47	2.20	381.63	12.27
	Indicated	1,008.76	1.77	1,780.57	57.25
	Inferred	956.62	2.04	1,947.81	62.62
	Total	**2,138.85**	**1.92**	**4,110.02**	**132.14**

Rounding of figures may result in computational discrepancies.

ORE RESERVE BY COUNTRY (ATTRIBUTABLE)

as at 30 June 2011	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
South Africa	Proved	10.18	8.21	83.56	2.69
	Probable	188.06	4.44	835.84	26.87
	Total	**198.24**	**4.64**	**919.40**	**29.56**
Democratic Republic of the Congo	Proved	-	-	-	-
	Probable	33.44	4.21	140.69	4.52
	Total	**33.44**	**4.21**	**140.69**	**4.52**
Ghana	Proved	41.77	3.23	134.74	4.33
	Probable	53.17	4.47	237.74	7.64
	Total	**94.94**	**3.92**	**372.47**	**11.98**
Guinea	Proved	37.84	0.62	23.39	0.75
	Probable	74.21	0.69	51.53	1.66
	Total	**112.05**	**0.67**	**74.92**	**2.41**
Mali	Proved	4.43	2.21	9.78	0.31
	Probable	42.85	1.59	68.25	2.19
	Total	**47.27**	**1.65**	**78.03**	**2.51**
Namibia	Proved	11.30	0.78	8.84	0.28
	Probable	57.79	1.12	64.57	2.08
	Total	**69.10**	**1.06**	**73.41**	**2.36**
Tanzania	Proved	-	-	-	-
	Probable	56.87	2.86	162.92	5.24
	Total	**56.87**	**2.86**	**162.92**	**5.24**
Australia	Proved	33.18	1.80	59.89	1.93
	Probable	29.19	2.61	76.27	2.45
	Total	**62.37**	**2.18**	**136.16**	**4.38**
Argentina	Proved	10.53	1.39	14.69	0.47
	Probable	9.21	4.88	44.94	1.45
	Total	**19.74**	**3.02**	**59.63**	**1.92**
Brazil	Proved	7.03	5.43	38.15	1.23
	Probable	7.85	5.26	41.27	1.33
	Total	**14.88**	**5.34**	**79.41**	**2.55**
United States	Proved	169.92	0.83	140.46	4.52
	Probable	90.76	0.72	65.52	2.11
	Total	**260.68**	**0.79**	**205.98**	**6.62**
Total	Proved	326.17	1.57	513.49	16.51
	Probable	643.41	2.78	1,789.53	57.53
	Total	**969.58**	**2.38**	**2,303.02**	**74.04**

Rounding of figures may result in computational discrepancies.

Group **income statement**

SA Rand million	Notes	Quarter ended June 2011 Reviewed	Quarter ended March 2011 Unaudited	Quarter ended June 2010 Unaudited	Six months ended June 2011 Reviewed	Six months ended June 2010 Unaudited
Revenue	2	**11,547**	10,402	9,918	21,948	18,371
Gold income		**10,680**	9,934	9,625	20,614	17,847
Cost of sales	3	**(6,412)**	(6,469)	(6,099)	(12,882)	(12,159)
(Loss) gain on non-hedge derivatives and other commodity contracts	4	**(14)**	11	(3,625)	(3)	(3,566)
Gross profit (loss)		**4,254**	3,476	(99)	7,729	2,122
Corporate administration, marketing and other expenses		**(449)**	(465)	(392)	(913)	(694)
Exploration costs		**(429)**	(397)	(391)	(826)	(668)
Other operating expenses	5	**(53)**	(88)	(15)	(141)	(71)
Special items	6	**197**	11	(89)	208	(262)
Operating profit (loss)		**3,520**	2,537	(986)	6,057	427
Interest received		**73**	55	70	128	134
Exchange (loss) gain		**(34)**	4	(1)	(30)	36
Fair value adjustment on option component of convertible bonds		**499**	90	129	589	485
Finance costs and unwinding of obligations	7	**(342)**	(341)	(323)	(683)	(561)
Fair value adjustment on mandatory convertible bonds		**442**	139	-	581	-
Share of equity accounted investments' profit		**139**	81	89	220	253
Profit (loss) before taxation		**4,297**	2,565	(1,022)	6,862	774
Taxation	8	**(1,013)**	(864)	(264)	(1,877)	(822)
Profit (loss) for the period		**3,284**	1,701	(1,286)	4,985	(48)
Allocated as follows:						
Equity shareholders		**3,195**	1,658	(1,360)	4,854	(210)
Non-controlling interests		**89**	43	74	131	162
		3,284	1,701	(1,286)	4,985	(48)
Basic earnings (loss) per ordinary share (cents) [1]		**829**	430	(371)	1,259	(57)
Diluted earnings (loss) per ordinary share (cents) [2]		**826**	429	(371)	1,255	(57)

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

The unaudited financial statements for the quarter ended on 30 June 2011 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr John Edwin Staples, the Group's Chief Financial Accounting Officer. This process was supervised by Mr Srinivasan Venkatakrishnan, the Group's Chief Financial Officer. These financial statements were reviewed (but not audited) by Ernst & Young, the Group's statutory auditors and approved by the Board of AngloGold Ashanti Limited. Ernst & Young issued an unqualified review opinion which can be inspected at the registered offices of AngloGold Ashanti Limited.

Group **income statement**

US Dollar million	Notes	Quarter ended June 2011 Reviewed	Quarter ended March 2011 Unaudited	Quarter ended June 2010 Unaudited	Six months ended June 2011 Reviewed	Six months ended June 2010 Unaudited
Revenue	2	**1,704**	1,489	1,314	3,194	2,440
Gold income		**1,576**	1,422	1,275	2,998	2,370
Cost of sales	3	**(947)**	(926)	(810)	(1,873)	(1,617)
(Loss) gain on non-hedge derivatives and other commodity contracts	4	**(2)**	2	(486)	-	(473)
Gross profit (loss)		**627**	498	(21)	1,125	280
Corporate administration, marketing and other expenses		**(66)**	(66)	(51)	(132)	(91)
Exploration costs		**(63)**	(57)	(52)	(120)	(89)
Other operating expenses	5	**(8)**	(13)	(2)	(21)	(10)
Special items	6	**29**	1	(12)	30	(35)
Operating profit (loss)		**519**	363	(138)	882	55
Interest received		**11**	8	9	19	18
Exchange (loss) gain		**(6)**	-	-	(5)	5
Fair value adjustment on option component of convertible bonds		**73**	15	17	88	64
Finance costs and unwinding of obligations	7	**(50)**	(49)	(43)	(99)	(75)
Fair value adjustment on mandatory convertible bonds		**64**	22	-	87	-
Share of equity accounted investments' profit		**21**	12	11	32	33
Profit (loss) before taxation		**632**	371	(144)	1,004	100
Taxation	8	**(149)**	(123)	(33)	(273)	(109)
Profit (loss) for the period		**483**	248	(177)	731	(9)
Allocated as follows:						
Equity shareholders		**470**	241	(187)	711	(30)
Non-controlling interests		**13**	7	10	20	21
		483	248	(177)	731	(9)
Basic earnings (loss) per ordinary share (cents) [1]		**122**	62	(51)	184	(8)
Diluted earnings (loss) per ordinary share (cents) [2]		**122**	62	(51)	184	(8)

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

Group **statement of comprehensive income**

SA Rand million	Quarter ended June 2011 Reviewed	Quarter ended March 2011 Unaudited	Quarter ended June 2010 Unaudited	Six months ended June 2011 Reviewed	Six months ended June 2010 Unaudited
Profit (loss) for the period	**3,284**	1,701	(1,286)	4,985	(48)
Exchange differences on translation of foreign operations	**23**	474	373	497	93
Share of equity accounted investments' other comprehensive expense	**(3)**	(2)	(4)	(5)	(4)
Net gain on cash flow hedges	**-**	-	1	-	-
Net loss on cash flow hedges removed from equity and reported in gold income	**-**	-	-	-	279
Realised gain on hedges of capital items	**1**	1	1	2	2
Deferred taxation thereon	**(1)**	-	-	(1)	(98)
	-	1	2	1	183
Net (loss) gain on available-for-sale financial assets	**(189)**	(11)	144	(200)	99
Release on disposal and impairment of available-for-sale financial assets	**16**	-	(41)	16	(41)
Deferred taxation thereon	**-**	-	12	-	13
	(173)	(11)	115	(184)	71
Other comprehensive (expense) income for the period net of tax	**(153)**	462	486	309	343
Total comprehensive income (expense) for the period net of tax	**3,131**	2,163	(800)	5,294	295
Allocated as follows:					
Equity shareholders	**3,042**	2,120	(874)	5,163	133
Non-controlling interests	**89**	43	74	131	162
	3,131	2,163	(800)	5,294	295

Rounding of figures may result in computational discrepancies.

Group **statement of comprehensive income**

US Dollar million	Quarter ended June 2011 Reviewed	Quarter ended March 2011 Unaudited	Quarter ended June 2010 Unaudited	Six months ended June 2011 Reviewed	Six months ended June 2010 Unaudited
Profit (loss) for the period	**483**	248	(177)	731	(9)
Exchange differences on translation of foreign operations	**25**	(48)	(84)	(23)	(62)
Share of equity accounted investments' other comprehensive expense	**(1)**	-	(1)	(1)	(1)
Net gain on cash flow hedges	**-**	-	-	-	-
Net loss on cash flow hedges removed from equity and reported in gold income	**-**	-	-	-	37
Realised gain on hedges of capital items	**-**	-	-	-	-
Deferred taxation thereon	**-**	-	-	-	(13)
	-	-	-	-	24
Net (loss) gain on available-for-sale financial assets	**(27)**	(2)	20	(29)	14
Release on disposal and impairment of available-for-sale financial assets	**2**	-	(6)	2	(6)
Deferred taxation thereon	**-**	-	2	-	2
	(25)	(2)	16	(27)	10
Other comprehensive expense for the period net of tax	**(1)**	(50)	(69)	(51)	(29)
Total comprehensive income (expense) for the period net of tax	**482**	198	(246)	680	(38)
Allocated as follows:					
Equity shareholders	**469**	191	(256)	660	(59)
Non-controlling interests	**13**	7	10	20	21
	482	198	(246)	680	(38)

Rounding of figures may result in computational discrepancies.

Group **statement of financial position**

SA Rand million	Note	As at June 2011 Reviewed	As at March 2011 Unaudited	As at December 2010 Audited	As at June 2010 Unaudited
ASSETS					
Non-current assets					
Tangible assets		**42,256**	41,488	40,600	43,625
Intangible assets		**1,357**	1,325	1,277	1,272
Investments in associates and equity accounted joint ventures		**4,451**	4,337	4,087	4,559
Other investments		**1,521**	1,677	1,555	1,512
Inventories		**2,820**	2,453	2,268	2,422
Trade and other receivables		**1,060**	1,099	1,000	1,022
Derivatives		**-**	-	-	19
Deferred taxation		**142**	87	131	28
Cash restricted for use		**172**	131	214	345
Other non-current assets		**68**	68	59	102
		53,847	52,665	51,191	54,906
Current assets					
Inventories		**6,295**	6,082	5,848	6,061
Trade and other receivables		**1,923**	1,878	1,625	1,595
Derivatives		**-**	17	6	1,148
Current portion of other non-current assets		**23**	27	4	2
Cash restricted for use		**207**	123	69	106
Cash and cash equivalents		**5,656**	4,187	3,776	6,607
		14,104	12,314	11,328	15,519
Non-current assets held for sale		**12**	10	110	653
		14,116	12,324	11,438	16,172
TOTAL ASSETS		**67,963**	64,989	62,629	71,078
EQUITY AND LIABILITIES					
Share capital and premium	11	**45,824**	45,742	45,678	40,057
Retained earnings and other reserves		**(14,500)**	(17,641)	(19,470)	(18,414)
Non-controlling interests		**923**	874	815	939
Total equity		**32,247**	28,975	27,023	22,582
Non-current liabilities					
Borrowings		**16,514**	16,991	16,877	12,556
Environmental rehabilitation and other provisions		**4,294**	4,025	3,873	3,459
Provision for pension and post-retirement benefits		**1,274**	1,268	1,258	1,189
Trade, other payables and deferred income		**131**	112	110	150
Derivatives		**596**	1,093	1,158	852
Deferred taxation		**7,073**	6,428	5,910	5,200
		29,882	29,917	29,186	23,406
Current liabilities					
Current portion of borrowings		**204**	312	886	185
Trade, other payables and deferred income		**4,732**	4,645	4,630	4,065
Derivatives		**-**	-	-	19,646
Taxation		**898**	1,140	882	1,134
		5,834	6,097	6,398	25,030
Non-current liabilities held for sale		**-**	-	22	60
		5,834	6,097	6,420	25,090
Total liabilities		**35,716**	36,014	35,606	48,496
TOTAL EQUITY AND LIABILITIES		**67,963**	64,989	62,629	71,078

Rounding of figures may result in computational discrepancies.

Group **statement of financial position**

US Dollar million	Note	As at June 2011 Reviewed	As at March 2011 Unaudited	As at December 2010 Audited	As at June 2010 Unaudited
ASSETS					
Non-current assets					
Tangible assets		**6,271**	6,132	6,180	5,718
Intangible assets		**201**	196	194	167
Investments in associates and equity accounted joint ventures		**661**	641	622	598
Other investments		**226**	248	237	198
Inventories		**419**	363	345	317
Trade and other receivables		**157**	162	152	134
Derivatives		**-**	-	-	2
Deferred taxation		**21**	13	20	4
Cash restricted for use		**25**	19	33	45
Other non-current assets		**10**	10	9	13
		7,991	7,784	7,792	7,196
Current assets					
Inventories		**934**	899	890	794
Trade and other receivables		**286**	277	247	209
Derivatives		**-**	3	1	150
Current portion of other non-current assets		**3**	4	1	-
Cash restricted for use		**31**	18	10	14
Cash and cash equivalents		**839**	619	575	866
		2,093	1,820	1,724	2,033
Non-current assets held for sale		**2**	2	16	86
		2,095	1,822	1,740	2,119
TOTAL ASSETS		**10,086**	9,606	9,532	9,315
EQUITY AND LIABILITIES					
Share capital and premium	11	**6,648**	6,637	6,627	5,834
Retained earnings and other reserves		**(2,000)**	(2,483)	(2,638)	(2,998)
Non-controlling interests		**137**	129	124	123
Total equity		**4,785**	4,283	4,113	2,959
Non-current liabilities					
Borrowings		**2,451**	2,511	2,569	1,646
Environmental rehabilitation and other provisions		**637**	595	589	453
Provision for pension and post-retirement benefits		**189**	187	191	156
Trade, other payables and deferred income		**20**	16	17	20
Derivatives		**88**	162	176	112
Deferred taxation		**1,050**	950	900	681
		4,435	4,421	4,442	3,068
Current liabilities					
Current portion of borrowings		**30**	46	135	24
Trade, other payables and deferred income		**703**	687	705	533
Derivatives		**-**	-	-	2,575
Taxation		**133**	169	134	148
		866	902	974	3,280
Non-current liabilities held for sale		**-**	-	3	8
		866	902	977	3,288
Total liabilities		**5,301**	5,323	5,419	6,356
TOTAL EQUITY AND LIABILITIES		**10,086**	9,606	9,532	9,315

Rounding of figures may result in computational discrepancies.

Group **statement of cash flows**

SA Rand million	Quarter ended June 2011 Reviewed	Quarter ended March 2011 Unaudited	Quarter ended June 2010 Unaudited	Six months ended June 2011 Reviewed	Six months ended June 2010 Unaudited
Cash flows from operating activities					
Receipts from customers	**11,127**	10,123	10,030	21,250	18,196
Payments to suppliers and employees	**(6,286)**	(6,596)	(6,992)	(12,882)	(13,632)
Cash generated from operations	**4,841**	3,527	3,038	8,368	4,564
Dividends received from equity accounted investments	**94**	203	488	297	605
Taxation received	**492**	157	-	649	-
Taxation paid	**(1,129)**	(280)	(563)	(1,409)	(880)
Net cash inflow from operating activities	**4,298**	3,607	2,963	7,905	4,289
Cash flows from investing activities					
Capital expenditure	**(2,186)**	(1,635)	(1,600)	(3,821)	(2,867)
Proceeds from disposal of tangible assets	**45**	12	4	57	20
Other investments acquired	**(209)**	(215)	(127)	(424)	(248)
Acquisition of associates and equity accounted joint ventures	**(171)**	(166)	(99)	(337)	(171)
Proceeds on disposal of associate	**-**	-	-	-	4
Loans advanced to associates and equity accounted joint ventures	**(16)**	-	(6)	(16)	(23)
Proceeds from disposal of subsidiary	**-**	62	-	62	-
Cash in subsidiary disposed	**-**	(77)	-	(77)	-
Proceeds from disposal of investments	**186**	105	127	291	181
(Increase) decrease in cash restricted for use	**(123)**	31	36	(92)	33
Interest received	**68**	54	56	122	116
Loans advanced	**-**	-	(1)	-	(37)
Repayment of loans advanced	**4**	-	-	4	1
Net cash outflow from investing activities	**(2,402)**	(1,829)	(1,610)	(4,231)	(2,991)
Cash flows from financing activities					
Proceeds from issue of share capital	**2**	5	26	7	29
Share issue expenses	**(2)**	-	-	(2)	-
Proceeds from borrowings	**39**	-	7,383	40	7,647
Repayment of borrowings	**(21)**	(1,080)	(7,263)	(1,101)	(9,905)
Finance costs paid	**(386)**	(122)	(301)	(508)	(376)
Dividends paid	**(72)**	(306)	(182)	(378)	(443)
Net cash outflow from financing activities	**(440)**	(1,503)	(337)	(1,942)	(3,048)
Net increase (decrease) in cash and cash equivalents	**1,456**	275	1,016	1,732	(1,750)
Translation	**13**	63	245	75	181
Cash and cash equivalents at beginning of period	**4,187**	3,849	5,346	3,849	8,176
Cash and cash equivalents at end of period	**5,656**	4,187	6,607	5,656	6,607
Cash generated from operations					
Profit (loss) before taxation	**4,297**	2,565	(1,022)	6,862	774
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**14**	(11)	2,878	3	2,206
Amortisation of tangible assets	**1,274**	1,294	1,173	2,568	2,440
Finance costs and unwinding of obligations	**342**	341	323	683	561
Environmental, rehabilitation and other expenditure	**237**	1	(18)	237	13
Special items	**93**	45	86	139	255
Amortisation of intangible assets	**4**	4	4	8	7
Deferred stripping	**40**	141	324	181	528
Fair value adjustment on option component of convertible bonds	**(499)**	(90)	(129)	(589)	(485)
Fair value adjustment on mandatory convertible bonds	**(442)**	(139)	-	(581)	-
Interest received	**(73)**	(55)	(70)	(128)	(134)
Share of equity accounted investments' profit	**(139)**	(81)	(89)	(220)	(253)
Other non-cash movements	**94**	43	9	137	31
Movements in working capital	**(401)**	(531)	(431)	(932)	(1,379)
	4,841	3,527	3,038	8,368	4,564
Movements in working capital					
Increase in inventories	**(587)**	(354)	(775)	(941)	(872)
Increase in trade and other receivables	**(91)**	(497)	(199)	(589)	(501)
Increase (decrease) in trade and other payables	**277**	320	543	598	(6)
	(401)	(531)	(431)	(932)	(1,379)

Rounding of figures may result in computational discrepancies.

Quarterly Report June 2011 - www.AngloGoldAshanti.com

Group **statement of cash flows**

US Dollar million	Quarter ended June 2011 Reviewed	Quarter ended March 2011 Unaudited	Quarter ended June 2010 Unaudited	Six months ended June 2011 Reviewed	Six months ended June 2010 Unaudited
Cash flows from operating activities					
Receipts from customers	**1,641**	1,451	1,332	3,092	2,418
Payments to suppliers and employees	**(926)**	(950)	(934)	(1,876)	(1,814)
Cash generated from operations	**715**	501	398	1,216	604
Dividends received from equity accounted investments	**14**	30	63	44	79
Taxation received	**73**	22	-	95	-
Taxation paid	**(167)**	(40)	(75)	(207)	(117)
Net cash inflow from operating activities	**635**	513	386	1,148	566
Cash flows from investing activities					
Capital expenditure	**(323)**	(234)	(212)	(556)	(381)
Proceeds from disposal of tangible assets	**7**	2	1	8	3
Other investments acquired	**(31)**	(31)	(17)	(62)	(33)
Acquisition of associates and equity accounted joint ventures	**(25)**	(24)	(13)	(49)	(23)
Proceeds on disposal of associate	**-**	-	-	-	1
Loans advanced to associates and equity accounted joint ventures	**(2)**	-	(1)	(2)	(3)
Proceeds from disposal of subsidiary	**-**	9	-	9	-
Cash in subsidiary disposed	**-**	(11)	-	(11)	-
Proceeds from disposal of investments	**27**	15	17	42	24
(Increase) decrease in cash restricted for use	**(18)**	5	5	(13)	4
Interest received	**10**	8	7	18	15
Loans advanced	**-**	-	-	-	(5)
Repayment of loans advanced	**1**	-	-	1	-
Net cash outflow from investing activities	**(354)**	(261)	(213)	(615)	(398)
Cash flows from financing activities					
Proceeds from issue of share capital	**-**	1	3	1	4
Share issue expenses	**-**	-	-	-	-
Proceeds from borrowings	**6**	-	995	6	1,029
Repayment of borrowings	**(3)**	(152)	(963)	(155)	(1,315)
Finance costs paid	**(57)**	(18)	(40)	(75)	(50)
Dividends paid	**(11)**	(43)	(24)	(54)	(59)
Net cash outflow from financing activities	**(65)**	(212)	(29)	(277)	(391)
Net increase (decrease) in cash and cash equivalents	**216**	40	144	256	(223)
Translation	**4**	(7)	(11)	(3)	(11)
Cash and cash equivalents at beginning of period	**619**	586	733	586	1,100
Cash and cash equivalents at end of period	**839**	619	866	839	866
Cash generated from operations					
Profit (loss) before taxation	**632**	371	(144)	1,004	100
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**2**	(2)	387	-	293
Amortisation of tangible assets	**188**	185	156	373	324
Finance costs and unwinding of obligations	**50**	49	43	99	75
Environmental, rehabilitation and other expenditure	**35**	-	(2)	35	2
Special items	**14**	7	11	21	34
Amortisation of intangible assets	**1**	1	-	1	1
Deferred stripping	**6**	20	43	26	70
Fair value adjustment on option component of convertible bonds	**(73)**	(15)	(17)	(88)	(64)
Fair value adjustment on mandatory convertible bonds	**(64)**	(22)	-	(87)	-
Interest received	**(11)**	(8)	(9)	(19)	(18)
Share of equity accounted investments' profit	**(21)**	(12)	(11)	(32)	(33)
Other non-cash movements	**14**	7	1	22	4
Movements in working capital	**(58)**	(80)	(60)	(139)	(184)
	715	501	398	1,216	604
Movements in working capital					
Increase in inventories	**(92)**	(17)	(55)	(109)	(88)
Increase in trade and other receivables	**(15)**	(66)	(17)	(81)	(61)
Increase (decrease) in trade and other payables	**49**	3	12	51	(35)
	(58)	(80)	(60)	(139)	(184)

Rounding of figures may result in computational discrepancies.

Group **statement of changes in equity**

								Equity holders of the parent		
SA Rand million	Share capital and premium	Other capital reserves	Retained earnings	Cash flow hedge reserve	Available for sale reserve	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
Balance at 31 December 2009	39,834	1,194	(25,739)	(174)	414	(285)	6,314	21,558	966	22,524
(Loss) profit for the period			(210)					(210)	162	(48)
Other comprehensive (expense) income		(4)		183	71		93	343		343
Total comprehensive (expense) income	-	(4)	(210)	183	71	-	93	133	162	295
Shares issued	223							223		223
Share-based payment for share awards net of exercised		4						4		4
Dividends paid			(255)					(255)		(255)
Dividends of subsidiaries								-	(209)	(209)
Transfers to other reserves		26		(26)				-		-
Translation		9	(39)		10			(20)	20	-
Balance at 30 June 2010	**40,057**	**1,229**	**(26,243)**	**(17)**	**495**	**(285)**	**6,407**	**21,643**	**939**	**22,582**
Balance at 31 December 2010	**45,678**	**1,275**	**(25,437)**	**(15)**	**568**	**(409)**	**4,548**	**26,208**	**815**	**27,023**
Profit for the period			4,854					4,854	131	4,985
Other comprehensive (expense) income		(5)		1	(184)		497	309		309
Total comprehensive (expense) income	-	(5)	4,854	1	(184)	-	497	5,163	131	5,294
Shares issued	148							148		148
Share issue expenses	(2)							(2)		(2)
Share-based payment for share awards net of exercised		127						127		127
Dividends paid			(306)					(306)		(306)
Dividends of subsidiaries								-	(37)	(37)
Translation		6	(35)	1	15	(1)		(14)	14	-
Balance at 30 June 2011	**45,824**	**1,403**	**(20,924)**	**(13)**	**399**	**(410)**	**5,045**	**31,324**	**923**	**32,247**
US Dollar million										
Balance at 31 December 2009	5,805	161	(2,744)	(23)	56	(38)	(317)	2,900	130	3,030
(Loss) profit for the period			(30)					(30)	21	(9)
Other comprehensive (expense) income		(1)		24	10		(62)	(29)		(29)
Total comprehensive (expense) income	-	(1)	(30)	24	10	-	(62)	(59)	21	(38)
Shares issued	29							29		29
Share-based payment for share awards net of exercised								-		-
Dividends paid			(34)					(34)		(34)
Dividends of subsidiaries								-	(28)	(28)
Transfers to other reserves		3		(3)				-		-
Translation		(2)	2		(1)	1		-		-
Balance at 30 June 2010	**5,834**	**161**	**(2,806)**	**(2)**	**65**	**(37)**	**(379)**	**2,836**	**123**	**2,959**
Balance at 31 December 2010	**6,627**	**194**	**(2,750)**	**(2)**	**86**	**(62)**	**(104)**	**3,989**	**124**	**4,113**
Profit for the period			711					711	20	731
Other comprehensive expense		(1)			(27)		(23)	(51)		(51)
Total comprehensive (expense) income	-	(1)	711	-	(27)	-	(23)	660	20	680
Shares issued	21							21		21
Share-based payment for share awards net of exercised		19						19		19
Dividends paid			(43)					(43)		(43)
Dividends of subsidiaries								-	(5)	(5)
Translation		(4)	5			1		2	(2)	-
Balance at 30 June 2011	**6,648**	**208**	**(2,077)**	**(2)**	**59**	**(61)**	**(127)**	**4,648**	**137**	**4,785**

Rounding of figures may result in computational discrepancies.

Segmental reporting

for the quarter and six months ended 30 June 2011

AngloGold Ashanti's operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Management team, collectively identified as the Chief Operating Decision Maker ("CODM"). Individual members of the Executive Management team are responsible for geographic regions of the business.

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2011	Mar 2011	Jun 2010	Jun 2011	Jun 2010	Jun 2011	Mar 2011	Jun 2010	Jun 2011	Jun 2010
	Reviewed	Unaudited	Unaudited	Reviewed	Unaudited	Reviewed	Unaudited	Unaudited	Reviewed	Unaudited
	SA Rand million					US Dollar million				
Gold income										
South Africa	**4,432**	3,910	3,842	8,342	6,925	**654**	560	509	1,214	919
Continental Africa	**3,918**	3,805	3,378	7,722	6,460	**578**	545	448	1,123	858
Australasia	**629**	674	847	1,303	1,691	**93**	97	113	189	225
Americas	**2,335**	2,119	2,168	4,454	4,047	**344**	303	287	647	537
	11,313	10,508	10,235	21,821	19,123	**1,669**	1,505	1,356	3,173	2,540
Equity accounted investments included above	**(633)**	(574)	(610)	(1,207)	(1,276)	**(93)**	(82)	(81)	(175)	(169)
	10,680	9,934	9,625	20,614	17,847	**1,576**	1,422	1,275	2,998	2,370

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2011	Mar 2011	Jun 2010	Jun 2011	Jun 2010	Jun 2011	Mar 2011	Jun 2010	Jun 2011	Jun 2010
	Reviewed	Unaudited	Unaudited	Reviewed	Unaudited	Reviewed	Unaudited	Unaudited	Reviewed	Unaudited
	SA Rand million					US Dollar million				
Gross profit (loss)										
South Africa	**1,787**	1,469	(14)	3,255	783	**264**	210	(4)	474	104
Continental Africa	**1,658**	1,132	(433)	2,790	382	**245**	163	(61)	407	50
Australasia	**(71)**	37	76	(34)	53	**(10)**	5	10	(5)	7
Americas	**1,008**	1,101	436	2,110	1,345	**149**	158	56	306	178
Corporate and other	**149**	(49)	89	100	129	**21**	(7)	11	14	17
	4,531	3,690	154	8,221	2,692	**668**	529	13	1,196	356
Equity accounted investments included above	**(278)**	(214)	(253)	(491)	(570)	**(41)**	(31)	(34)	(71)	(76)
	4,254	3,476	(99)	7,729	2,122	**627**	498	(21)	1,125	280

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2011	Mar 2011	Jun 2010	Jun 2011	Jun 2010	Jun 2011	Mar 2011	Jun 2010	Jun 2011	Jun 2010
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Adjusted gross profit (loss) excluding hedge buy-back costs [1]										
South Africa	**1,787**	1,469	1,168	3,255	1,555	**264**	210	154	474	205
Continental Africa	**1,655**	1,132	768	2,787	1,549	**244**	163	102	407	206
Australasia	**(71)**	37	1	(34)	(24)	**(10)**	5	-	(5)	(3)
Americas	**1,025**	1,090	950	2,115	1,721	**151**	156	126	307	228
Corporate and other	**149**	(49)	88	100	129	**21**	(7)	11	14	17
	4,545	3,678	2,975	8,223	4,930	**670**	527	393	1,197	653
Equity accounted investments included above	**(278)**	(214)	(253)	(491)	(570)	**(41)**	(31)	(34)	(71)	(76)
	4,268	3,464	2,723	7,732	4,360	**629**	497	359	1,126	578

[1] Refer to note B "Non-GAAP disclosure" for definition.

Rounding of figures may result in computational discrepancies.

Segmental reporting (continued)

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2011	Mar 2011	Jun 2010	Jun 2011	Jun 2010	Jun 2011	Mar 2011	Jun 2010	Jun 2011	Jun 2010
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	kg					oz (000)				
Gold production [1]										
South Africa	**13,415**	12,466	13,919	25,881	25,867	**431**	401	447	832	832
Continental Africa	**11,740**	11,287	11,525	23,027	23,168	**377**	363	371	740	745
Australasia	**1,888**	2,244	2,692	4,132	6,244	**61**	72	87	133	201
Americas	**6,733**	6,306	6,876	13,039	13,306	**216**	203	221	419	428
	33,776	32,303	35,011	66,079	68,586	**1,086**	1,039	1,126	2,124	2,205

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2011	Mar 2011	Jun 2010	Jun 2011	Jun 2010	Jun 2011	Mar 2011	Jun 2010	Jun 2011	Jun 2010
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Capital expenditure										
South Africa	**786**	663	746	1,449	1,356	**116**	95	99	211	180
Continental Africa	**710**	436	380	1,146	584	**105**	62	50	167	78
Australasia	**130**	75	81	205	146	**19**	11	11	30	19
Americas	**709**	551	491	1,260	884	**105**	79	65	183	117
Corporate and other	**7**	14	5	22	16	**1**	2	1	3	2
	2,342	1,740	1,703	4,082	2,986	**346**	249	226	594	397
Equity accounted investments included above	**(156)**	(105)	(102)	(261)	(118)	**(23)**	(15)	(14)	(38)	(16)
	2,186	1,635	1,600	3,821	2,867	**323**	234	212	556	381

	As at Jun 2011	As at Mar 2011	As at Dec 2010	As at Jun 2010	As at Jun 2011	As at Mar 2011	As at Dec 2010	As at Jun 2010
	Reviewed	Unaudited	Audited	Unaudited	Reviewed	Unaudited	Audited	Unaudited
	SA Rand million				US Dollar million			
Total assets								
South Africa	**15,989**	16,275	16,226	17,080	**2,373**	2,406	2,469	2,238
Continental Africa	**27,486**	26,682	26,060	29,671	**4,079**	3,944	3,966	3,889
Australasia	**3,830**	4,000	3,644	3,374	**568**	591	555	442
Americas	**15,172**	14,656	13,855	14,939	**2,252**	2,166	2,109	1,958
Corporate and other	**6,030**	3,917	3,384	6,565	**895**	579	515	860
	68,507	65,530	63,169	71,629	**10,167**	9,686	9,614	9,387
Equity accounted investments included above	**(544)**	(541)	(540)	(551)	**(81)**	(80)	(82)	(72)
	67,963	64,989	62,629	71,078	**10,086**	9,606	9,532	9,315

[1] Gold production includes equity accounted investments.

Rounding of figures may result in computational discrepancies.

Notes

for the quarter and six months ended 30 June 2011

1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2010.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34 , JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 for the preparation of financial information of the group for the quarter and six months ended 30 June 2011.

2. Revenue

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2011	Mar 2011	Jun 2010	Jun 2011	Jun 2010	Jun 2011	Mar 2011	Jun 2010	Jun 2011	Jun 2010
	Reviewed	Unaudited	Unaudited	Reviewed	Unaudited	Reviewed	Unaudited	Unaudited	Reviewed	Unaudited
	SA Rand million					US Dollar million				
Gold income	**10,680**	9,934	9,625	20,614	17,847	**1,576**	1,422	1,275	2,998	2,370
By-products (note 3)	**458**	356	223	814	390	**67**	51	29	118	52
Royalties received	**336**	57	-	393	-	**50**	8	-	57	-
Interest received	**73**	55	70	128	134	**11**	8	9	20	18
	11,547	10,402	9,918	21,948	18,371	**1,704**	1,489	1,314	3,194	2,440

3. Cost of sales

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2011	Mar 2011	Jun 2010	Jun 2011	Jun 2010	Jun 2011	Mar 2011	Jun 2010	Jun 2011	Jun 2010
	Reviewed	Unaudited	Unaudited	Reviewed	Unaudited	Reviewed	Unaudited	Unaudited	Reviewed	Unaudited
	SA Rand million					US Dollar million				
Cash operating costs	**(4,972)**	(5,107)	(4,969)	(10,079)	(9,743)	**(733)**	(730)	(659)	(1,464)	(1,296)
Insurance reimbursement	**-**	-	85	-	85	**-**	-	11	-	11
By-products revenue (note 2)	**458**	356	223	814	390	**67**	51	29	118	52
	(4,514)	(4,751)	(4,661)	(9,265)	(9,268)	**(666)**	(679)	(619)	(1,346)	(1,233)
Royalties	**(321)**	(276)	(246)	(597)	(435)	**(47)**	(40)	(32)	(87)	(58)
Other cash costs	**(48)**	(50)	(48)	(98)	(85)	**(7)**	(7)	(7)	(14)	(11)
Total cash costs	**(4,883)**	(5,077)	(4,955)	(9,960)	(9,787)	**(721)**	(726)	(658)	(1,447)	(1,302)
Retrenchment costs	**(20)**	(28)	(26)	(47)	(78)	**(3)**	(4)	(4)	(7)	(10)
Rehabilitation and other non-cash costs	**(349)**	(68)	(36)	(417)	(122)	**(52)**	(10)	(5)	(61)	(16)
Production costs	**(5,251)**	(5,173)	(5,017)	(10,425)	(9,987)	**(775)**	(740)	(666)	(1,515)	(1,329)
Amortisation of tangible assets	**(1,274)**	(1,294)	(1,173)	(2,568)	(2,440)	**(188)**	(185)	(156)	(373)	(324)
Amortisation of intangible assets	**(4)**	(4)	(4)	(8)	(7)	**(1)**	(1)	-	(1)	(1)
Total production costs	**(6,529)**	(6,471)	(6,193)	(13,001)	(12,435)	**(964)**	(925)	(822)	(1,889)	(1,654)
Inventory change	**117**	2	94	119	275	**17**	(1)	13	16	37
	(6,412)	(6,469)	(6,099)	(12,882)	(12,159)	**(947)**	(926)	(810)	(1,873)	(1,617)

4. (Loss) gain on non-hedge derivatives and other commodity contracts

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2011	Mar 2011	Jun 2010	Jun 2011	Jun 2010	Jun 2011	Mar 2011	Jun 2010	Jun 2011	Jun 2010
	Reviewed	Unaudited	Unaudited	Reviewed	Unaudited	Reviewed	Unaudited	Unaudited	Reviewed	Unaudited
	SA Rand million					US Dollar million				
Loss on realised non-hedge derivatives	**-**	-	(803)	-	(1,327)	**-**	-	(107)	-	(176)
(Loss) gain on unrealised non-hedge derivatives	**(14)**	11	(2,822)	(3)	(2,239)	**(2)**	2	(380)	-	(297)
	(14)	11	(3,625)	(3)	(3,566)	**(2)**	2	(486)	-	(473)

Rounding of figures may result in computational discrepancies.

5. Other operating expenses

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2011 Reviewed	Mar 2011 Unaudited	Jun 2010 Unaudited	Jun 2011 Reviewed	Jun 2010 Unaudited	Jun 2011 Reviewed	Mar 2011 Unaudited	Jun 2010 Unaudited	Jun 2011 Reviewed	Jun 2010 Unaudited
	SA Rand million					US Dollar million				
Pension and medical defined benefit provisions	(26)	(26)	(24)	(51)	(48)	(4)	(4)	(3)	(8)	(7)
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and care and maintenance of old tailings operations	(27)	(62)	9	(90)	(23)	(4)	(9)	1	(13)	(3)
	(53)	(88)	(15)	(141)	(71)	(8)	(13)	(2)	(21)	(10)

6. Special items

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2011 Reviewed	Mar 2011 Unaudited	Jun 2010 Unaudited	Jun 2011 Reviewed	Jun 2010 Unaudited	Jun 2011 Reviewed	Mar 2011 Unaudited	Jun 2010 Unaudited	Jun 2011 Reviewed	Jun 2010 Unaudited
	SA Rand million					US Dollar million				
Indirect tax expenses and legal claims	(32)	(35)	(35)	(67)	(79)	(5)	(5)	(5)	(10)	(11)
Net impairments of tangible assets (note 9)	(66)	(7)	(62)	(72)	(143)	(10)	(1)	(8)	(11)	(19)
Black Economic Empowerment transaction modification costs for Izingwe (Pty) Ltd	(44)	-	-	(44)	-	(7)	-	-	(7)	-
Impairment of other receivables	(3)	(7)	(19)	(10)	(52)	-	(1)	(2)	(1)	(7)
Contractor termination costs at Geita Gold Mining Limited	-	-	(4)	-	(8)	-	-	-	-	(1)
Insurance claim recovery	-	-	10	-	10	-	-	1	-	1
Royalties received [1]	336	57	-	393	-	50	8	-	58	-
Net profit (loss) on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 9)	18	(11)	(24)	7	(35)	3	(2)	(3)	1	(5)
Impairment of investment (note 9)	(12)	-	-	(12)	-	(2)	-	-	(2)	-
Profit on disposal of investments (note 9)	-	-	45	-	45	-	-	6	-	6
Profit on disposal of subsidiary ISS International Limited (note 9)	-	14	-	14	-	-	2	-	2	-
	197	11	(89)	208	(262)	29	1	(12)	30	(35)

[1] The June 2011 quarter includes the sale of the Ayanfuri royalty to Franco Nevada Corporation for a pre-taxation amount of R237m, $35m.

7. Finance costs and unwinding of obligations

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2011 Reviewed	Mar 2011 Unaudited	Jun 2010 Unaudited	Jun 2011 Reviewed	Jun 2010 Unaudited	Jun 2011 Reviewed	Mar 2011 Unaudited	Jun 2010 Unaudited	Jun 2011 Reviewed	Jun 2010 Unaudited
	SA Rand million					US Dollar million				
Finance costs	(250)	(248)	(245)	(498)	(386)	(37)	(36)	(33)	(72)	(52)
Unwinding of obligations, accretion of convertible bonds and other discounts	(92)	(93)	(78)	(185)	(175)	(14)	(13)	(10)	(27)	(23)
	(342)	(341)	(323)	(683)	(561)	(50)	(49)	(43)	(99)	(75)

8. Taxation

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2011 Reviewed	Mar 2011 Unaudited	Jun 2010 Unaudited	Jun 2011 Reviewed	Jun 2010 Unaudited	Jun 2011 Reviewed	Mar 2011 Unaudited	Jun 2010 Unaudited	Jun 2011 Reviewed	Jun 2010 Unaudited
	SA Rand million					US Dollar million				
South African taxation										
Mining tax	-	-	(84)	-	(84)	-	-	(11)	-	(11)
Non-mining tax	(27)	(10)	(35)	(37)	(130)	(4)	(1)	(5)	(5)	(17)
Under provision prior year	(49)	(5)	(12)	(54)	(23)	(7)	(1)	(2)	(8)	(3)
Deferred taxation										
Temporary differences	(470)	(403)	(122)	(873)	(14)	(69)	(58)	(15)	(127)	(1)
Unrealised non-hedge derivatives and other commodity contracts	-	-	420	-	260	-	-	56	-	34
Change in estimated deferred tax rate	-	-	(22)	-	7	-	-	(3)	-	1
	(546)	(418)	146	(964)	16	(80)	(60)	21	(140)	3
Foreign taxation										
Normal taxation	(351)	(367)	(315)	(718)	(652)	(52)	(52)	(42)	(104)	(87)
Over (under) provision prior year	2	-	(60)	2	(58)	-	-	(8)	-	(8)
Deferred taxation										
Temporary differences	(118)	(79)	(13)	(198)	(105)	(17)	(11)	(1)	(29)	(14)
Unrealised non-hedge derivatives and other commodity contracts	-	-	(23)	-	(23)	-	-	(3)	-	(3)
	(467)	(446)	(410)	(913)	(838)	(69)	(63)	(54)	(133)	(112)
	(1,013)	(864)	(264)	(1,877)	(822)	(149)	(123)	(33)	(273)	(109)

Rounding of figures may result in computational discrepancies.

9.   Headline earnings (loss)

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2011	Mar 2011	Jun 2010	Jun 2011	Jun 2010	Jun 2011	Mar 2011	Jun 2010	Jun 2011	Jun 2010
	Reviewed	Unaudited	Unaudited	Reviewed	Unaudited	Reviewed	Unaudited	Unaudited	Reviewed	Unaudited
	SA Rand million					US Dollar million				
The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):										
Profit (loss) attributable to equity shareholders	3,195	1,658	(1,360)	4,854	(210)	470	241	(187)	711	(30)
Net impairments of tangible assets (note 6)	66	7	62	72	143	10	1	8	11	19
Net (profit) loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 6)	(18)	11	24	(7)	35	(3)	2	3	(1)	5
Impairment of investment (note 6)	12	-	-	12	-	2	-	-	2	-
Profit on disposal of subsidiary ISS International Limited (note 6)	-	(14)	-	(14)	-	-	(2)	-	(2)	-
Profit on disposal of investments (note 6)	-	-	(45)	-	(45)	-	-	(6)	-	(6)
Impairment of investment in associates and joint ventures	15	-	15	15	35	2	-	2	2	5
Taxation on items above - current portion	6	-	3	7	3	1	-	-	1	-
Taxation on items above - deferred portion	(32)	(6)	(14)	(38)	(35)	(5)	(1)	(2)	(6)	(5)
	3,244	1,656	(1,315)	4,900	(74)	477	241	(181)	718	(12)
Headline earnings (loss) per ordinary share (cents) [1]	841	429	(359)	1,271	(20)	124	62	(49)	186	(3)
Diluted headline earnings (loss) per ordinary share (cents) [2]	839	428	(359)	1,267	(20)	123	62	(49)	186	(3)

[1] Calculated on the basic weighted average number of ordinary shares.
[2] Calculated on the diluted weighted average number of ordinary shares.

10.   Number of shares

	Quarter ended			Six months ended	
	Jun 2011	Mar 2011	Jun 2010	Jun 2011	Jun 2010
	Reviewed	Unaudited	Unaudited	Reviewed	Unaudited
Authorised number of shares:					
Ordinary shares of 25 SA cents each	600,000,000	600,000,000	600,000,000	600,000,000	600,000,000
E ordinary shares of 25 SA cents each	4,280,000	4,280,000	4,280,000	4,280,000	4,280,000
A redeemable preference shares of 50 SA cents each	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid number of shares:					
Ordinary shares in issue	381,573,111	381,403,955	362,752,860	381,573,111	362,752,860
E ordinary shares in issue	3,444,060	2,774,290	3,005,932	3,444,060	3,005,932
Total ordinary shares:	385,017,171	384,178,245	365,758,792	385,017,171	365,758,792
A redeemable preference shares	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896	778,896	778,896
In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:					
Ordinary shares	381,480,773	381,272,542	362,530,946	381,377,232	362,413,862
E ordinary shares	2,665,595	2,782,784	3,235,727	2,723,866	3,483,676
Fully vested options	1,435,811	1,587,017	1,017,064	1,517,717	1,063,772
Weighted average number of shares	385,582,179	385,642,343	366,783,737	385,618,815	366,961,310
Dilutive potential of share options	1,109,716	834,453	-	1,125,147	-
Diluted number of ordinary shares [1]	386,691,895	386,476,796	366,783,737	386,743,962	366,961,310

[1] *The basic and diluted number of ordinary shares is the same for the quarter and six months ended June 2010 as the effects of shares for performance related options are anti-dilutive.*

11.   Share capital and premium

	As at				As at			
	Jun 2011	Mar 2011	Dec 2010	Jun 2010	Jun 2011	Mar 2011	Dec 2010	Jun 2010
	Reviewed	Unaudited	Audited	Unaudited	Reviewed	Unaudited	Audited	Unaudited
	SA Rand million				US Dollar million			
Balance at beginning of period	46,343	46,343	40,662	40,662	6,734	6,734	5,935	5,935
Ordinary shares issued	156	61	5,771	210	22	9	812	28
E ordinary shares cancelled	(13)	(3)	(90)	(64)	(2)	(1)	(13)	(9)
Sub-total	46,486	46,401	46,343	40,808	6,754	6,742	6,734	5,954
Redeemable preference shares held within the group	(313)	(313)	(313)	(313)	(53)	(53)	(53)	(53)
Ordinary shares held within the group	(149)	(136)	(139)	(199)	(23)	(21)	(22)	(31)
E ordinary shares held within the group	(200)	(210)	(213)	(239)	(30)	(31)	(32)	(36)
Balance at end of period	45,824	45,742	45,678	40,057	6,648	6,637	6,627	5,834

Rounding of figures may result in computational discrepancies.

12. Exchange rates

	Jun 2011 Unaudited	Mar 2011 Unaudited	Dec 2010 Unaudited	Jun 2010 Unaudited
ZAR/USD average for the year to date	**6.89**	6.99	7.30	7.52
ZAR/USD average for the quarter	**6.78**	6.99	6.88	7.54
ZAR/USD closing	**6.74**	6.77	6.57	7.63
ZAR/AUD average for the year to date	**7.11**	7.03	6.71	6.71
ZAR/AUD average for the quarter	**7.20**	7.03	6.80	6.65
ZAR/AUD closing	**7.23**	6.99	6.70	6.38
BRL/USD average for the year to date	**1.63**	1.67	1.76	1.80
BRL/USD average for the quarter	**1.60**	1.67	1.70	1.79
BRL/USD closing	**1.56**	1.63	1.67	1.80
ARS/USD average for the year to date	**4.04**	4.01	3.91	3.87
ARS/USD average for the quarter	**4.08**	4.01	3.96	3.90
ARS/USD closing	**4.11**	4.05	3.97	3.93

13. Capital commitments

	Jun 2011 Reviewed	Mar 2011 Unaudited	Dec 2010 Audited	Jun 2010 Unaudited	Jun 2011 Reviewed	Mar 2011 Unaudited	Dec 2010 Audited	Jun 2010 Unaudited
	SA Rand million				US Dollar million			
Orders placed and outstanding on capital contracts at the prevailing rate of exchange [1]	**2,719**	1,852	1,156	1,809	**403**	274	176	237

[1] Includes capital commitments relating to equity accounted joint ventures.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

14. Contingencies

AngloGold Ashanti's material contingent liabilities and assets at 30 June 2011 are detailed below:

Contingencies and guarantees	SA Rand million	US Dollar million
Contingent liabilities		
Groundwater pollution [1]	-	-
Deep groundwater pollution – South Africa [2]	-	-
Sales tax on gold deliveries – Brazil [3]	687	102
Other tax disputes – Brazil [4]	282	42
Indirect taxes – Ghana [5]	82	12
ODMWA litigation [6]	-	-
Contingent assets		
Royalty – Boddington Gold Mine [7]	-	-
Royalty – Tau Lekoa Gold Mine [8]	-	-
Financial Guarantees		
Oro Group (Pty) Limited [9]	100	15
	1,151	**171**

AngloGold Ashanti is subject to contingencies pursuant to environmental laws and regulations that may in future require the group to take corrective action as follows:

(1) Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future

potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(2) Deep groundwater pollution – The company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result the Department of Mineral Resources and affected mining companies are now involved in the development of a "Regional Mine Closure Strategy". In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(3) Sales tax on gold deliveries – Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. AngloGold Ashanti Córrego do Sitío Mineração S.A. manages the operation and its attributable share of the first assessment is approximately $63m, R425m. The company's attributable share of the second assessment is approximately $39m, R262m. In November 2006 the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The company believes both assessments are in violation of federal legislation on sales taxes.

(4) Other tax disputes – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company's appeal against the assessment. The company is now appealing the dismissal of the case. The company's attributable share of the assessment is approximately $11m, R72m.

AngloGold Ashanti subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $31m, R210m.

(5) Indirect taxes – AngloGold Ashanti (Ghana) Limited received a tax assessment for $12m, R82m during September 2009 in respect of 2006, 2007 and 2008 tax years, following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.

(6) Occupational Diseases in Mines and Works Act (ODMWA) litigation - The case of Mr Thembekile Mankayi was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeals in 2010. In both instances judgement was awarded in favour of AngloGold Ashanti Limited. A further appeal that was lodged by Mr Mankayi was heard in the Constitutional Court in 2010. Judgement in the Constitutional Court was handed down on 3 March 2011.

Following the judgement, Mr Mankayi's executor may proceed with his case in the High Court. This will comprise, amongst others, providing evidence showing that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti.

The company will defend the case and any subsequent claims on their merits. Should other individuals or groups lodge similar claims, these too would be defended by the company and adjudicated by the Courts on their merits. In view of the limitation of current information for the accurate estimation of a possible liability, no reliable estimate can be made for this possible obligation.

(7) Royalty – As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine's cash cost plus $600/oz. The royalty commenced on 1 July 2010 and is capped at a total amount of $100m, R674m. Royalties of $7m, R45m were received during the quarter. Total royalties of $17m, R124m have been received to date.

(8) Royalty – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz ounces by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable.

The royalty will be determined at 3% of the net revenue (being gross revenue less State royalties) generated by the Tau Lekoa assets. Royalties of $1m, R7m were received during the quarter.

(9) Provision of surety – The company has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $15m, R100m. The suretyship agreements have a termination notice period of 90 days.

15. Concentration of risk

There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Tanzanian government:

- Recoverable value added tax due from the Tanzanian government amounts to $46m, R310m at 30 June 2011 (31 March 2011: $47m, R317m). The last audited value added tax return was for the period ended 31 October 2010 and at the reporting date the audited amount was $47m, R317m. The outstanding amounts at Geita have been discounted to their present value at a rate of 7.82%.

- Recoverable fuel duties from the Tanzanian government amounts to $71m, R478m at 30 June 2011 (31 March 2011: $67m, R451m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for the refund of fuel duties amounting to $53m, R357m have been lodged with the Customs and Excise authorities which are still outstanding, whilst claims for a refund of $18m, R121m have not yet been submitted. The amounts outstanding have been discounted to their present value at a rate of 7.82%.

16. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

17. Announcements

Restructuring of the Black Economic Empowerment Share Ownership transaction: On 14 April 2011 AngloGold Ashanti announced the proposed restructure of the Black Economic Empowerment transaction (BEE transaction). Shareholders in general meeting approved the restructure on 11 May 2011, by the requisite majority.

Sale of mining area to Blyvooruitzicht Gold Mining Company: On 14 July 2011, AngloGold Ashanti confirmed that it had offered to sell to Blyvooruitzicht Gold Mining Company, a South African incorporated company, some 390,000 square metres of its neighbouring Savuka mining area, for a consideration of R35 million. The area offered for sale was not within the company's current mine plan. The sale is subject to the finalisation of a binding agreement and the securing of the necessary regulatory approvals.

Acquisition of an interest in First Uranium: On 22 July 2011, AngloGold Ashanti announced that it had entered into an agreement to acquire 47,065,916 shares (or approximately 19.79%) in First Uranium Corporation (First Uranium), a Canadian incorporated company, from Village Main Reef Limited (Village), a South African incorporated company, at a price of CAD0.60 per share. In addition, Village have granted to AngloGold Ashanti, lock-up rights and rights of first refusal for its remaining approximate 5.7% stake in First Uranium and its holding of approximately R392.8 million convertible bonds issued by First Uranium.

18. Dividend

The directors declared Interim Dividend No. 110 of 90 (Interim Dividend No. 108: 65) South African cents per ordinary share for the six months ended 30 June 2011. In compliance with the requirements of Strate, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

	2011
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis	Thursday, 25 August
Last date to trade ordinary shares cum dividend	Friday, 26 August
Last date to register transfers of certificated securities cum dividend	Friday, 26 August
Ordinary shares trade ex dividend	Monday, 29 August
Record date	Friday, 2 September
Payment date	Friday, 9 September

On the payment date, dividends due to holders of certificated securities on the South African and United Kingdom share registers will be electronically transferred to shareholders' bank accounts. Given the increasing incidences of fraud with respect to cheque payments, the company has ceased the payment of dividends by way of cheque. Shareholders are requested to notify the relevant share registrars with banking details to enable future dividends to be paid via electronic funds transfer. Refer to the back cover for share registrar details.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with further requirements of Strate, between Monday, 29 August 2011 and Friday, 2 September 2011, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.

	2011
Ex dividend on New York Stock Exchange	Wednesday, 31 August
Record date	Friday, 2 September
Approximate date for currency conversion	Friday, 9 September
Approximate payment date of dividend	Monday, 19 September

Assuming an exchange rate of R6.7437/$, the dividend payable per ADS is equivalent to 13.3458 US cents. This compares with the interim dividend of 9.0034 US cents per ADS paid on 20 September 2010. However the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

	2011
Last date to trade and to register GhDSs cum dividend	Friday, 26 August
GhDSs trade ex dividend	Monday, 29 August
Record date	Friday, 2 September
Approximate payment date of dividend	Monday, 12 September

Assuming an exchange rate of R1/¢0.2243, the dividend payable per share is equivalent to 0.2018 cedis. This compares with the interim dividend of 0.1266 cedis per share paid on 13 September 2010. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 8%.

In addition, directors declared Dividend No. E10 of 45 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends will be paid on Friday, 9 September 2011.

By order of the Board

T T MBOWENI
Chairman

2 August 2011

M CUTIFANI
Chief Executive Officer

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A   Adjusted headline earnings

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2011	Mar 2011	Jun 2010	Jun 2011	Jun 2010	Jun 2011	Mar 2011	Jun 2010	Jun 2011	Jun 2010
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Headline earnings (loss) (note 9)	3,244	1,656	(1,315)	4,900	(74)	477	241	(181)	718	(12)
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 4)	14	(11)	2,822	3	2,239	2	(2)	380	-	297
Deferred tax on unrealised non-hedge derivatives and other commodity contracts (note 8)	-	-	(398)	-	(237)	-	-	(53)	-	(31)
Fair value adjustment on option component of convertible bonds	(499)	(90)	(129)	(589)	(485)	(73)	(15)	(17)	(88)	(64)
Fair value adjustment on mandatory convertible bonds	(442)	(139)	-	(581)	-	(64)	(22)	-	(87)	-
Adjusted headline earnings [1]	2,317	1,415	980	3,733	1,442	342	203	129	544	190
Cents per share [2]										
Adjusted headline earnings [1]	601	367	267	968	393	89	53	35	141	52

[1] (Gain) loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:

- Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
- Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.

Adjusted headline earnings is intended to illustrate earnings after adjusting for:

- The unrealised fair value change in contracts that were still open at reporting dates, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;

- Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;

- In the September 2010 quarter the hedge book was further reduced and contracts to the value of $1.6bn were accelerated and settled. The impact on earnings after taxation was $1.5bn in the September 2010 quarter. In the December 2010 quarter the hedge book was fully settled and hedge contracts to the value of $1.1bn were accelerated and settled. The impact on earnings after taxation was $1.1bn in the December 2010 quarter;
- The unrealised fair value change on the option component of the convertible bonds;
- The unrealised fair value change of the warrants on shares and the embedded derivative.

During 2010 the Group completed the elimination of its hedge book which has resulted in full exposure to prevailing spot gold prices.

[2] Calculated on the basic weighted average number of ordinary shares.

B   Adjusted gross profit

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2011	Mar 2011	Jun 2010	Jun 2011	Jun 2010	Jun 2011	Mar 2011	Jun 2010	Jun 2011	Jun 2010
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Reconciliation of gross profit (loss) to adjusted gross profit: [1]										
Gross profit (loss)	4,254	3,476	(99)	7,729	2,122	627	498	(21)	1,125	280
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 4)	14	(11)	2,822	3	2,239	2	(2)	380	-	297
Adjusted gross profit [1]	4,268	3,464	2,723	7,732	4,360	629	497	359	1,126	578

[1] Adjusted gross profit excludes unrealised non-hedge derivatives and other commodity contracts.

C   Price received

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2011	Mar 2011	Jun 2010	Jun 2011	Jun 2010	Jun 2011	Mar 2011	Jun 2010	Jun 2011	Jun 2010
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million / Metric					US Dollar million / Imperial				
Gold income (note 2)	10,680	9,934	9,625	20,614	17,847	1,576	1,422	1,275	2,998	2,370
Adjusted for non-controlling interests	(282)	(275)	(275)	(557)	(559)	(42)	(39)	(36)	(81)	(74)
	10,398	9,659	9,350	20,057	17,288	1,534	1,383	1,239	2,917	2,296
Loss on realised non-hedge derivatives (note 4)	-	-	(803)	-	(1,327)	-	-	(107)	-	(176)
Associates and equity accounted joint ventures' share of gold income including realised non-hedge derivatives	633	574	609	1,207	1,276	94	82	81	176	170
Attributable gold income including realised non-hedge derivatives	11,031	10,233	9,156	21,264	17,237	1,628	1,465	1,213	3,093	2,290
Attributable gold sold - kg / - oz (000)	33,534	32,771	34,447	66,305	67,446	1,078	1,054	1,108	2,132	2,168
Revenue price per unit - R/kg / - $/oz	328,951	312,261	265,806	320,702	255,564	1,510	1,391	1,095	1,451	1,056

Rounding of figures may result in computational discrepancies.

		Quarter ended			Six months ended		Quarter ended			Six months ended	
		Jun 2011	Mar 2011	Jun 2010	Jun 2011	Jun 2010	Jun 2011	Mar 2011	Jun 2010	Jun 2011	Jun 2010
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA Rand million / Metric					US Dollar million / Imperial				
D	**Total costs**										
	Total cash costs (note 3)	**4,883**	5,077	4,955	9,960	9,787	**721**	726	658	1,447	1,302
	Adjusted for non-controlling interests and non-gold producing companies	**(45)**	(299)	(67)	(345)	(222)	**(7)**	(43)	(9)	(50)	(30)
	Associates' and equity accounted joint ventures' share of total cash costs	**345**	349	342	694	682	**51**	50	45	101	91
	Total cash costs adjusted for non-controlling interests and non-gold producing companies	**5,183**	5,127	5,229	10,309	10,247	**765**	733	694	1,498	1,363
	Retrenchment costs (note 3)	**20**	28	26	47	78	**3**	4	4	7	10
	Rehabilitation and other non-cash costs (note 3)	**349**	68	36	417	122	**52**	10	5	61	16
	Amortisation of tangible assets (note 3)	**1,274**	1,294	1,173	2,568	2,440	**188**	185	156	373	324
	Amortisation of intangible assets (note 3)	**4**	4	4	8	7	**1**	1	-	1	1
	Adjusted for non-controlling interests and non-gold producing companies	**(107)**	(55)	(43)	(161)	(95)	**(16)**	(8)	(6)	(22)	(13)
	Associates and equity accounted joint ventures' share of production costs	**17**	15	14	33	31	**2**	2	2	4	5
	Total production costs adjusted for non-controlling interests and non-gold producing companies	**6,740**	6,481	6,438	13,221	12,830	**995**	927	855	1,922	1,707
	Gold produced - kg / - oz (000)	**33,776**	32,303	35,011	66,079	68,586	**1,086**	1,039	1,126	2,124	2,205
	Total cash cost per unit - R/kg / -$/oz	**153,441**	158,707	149,365	156,015	149,397	**705**	706	617	705	618
	Total production cost per unit - R/kg / -$/oz	**199,541**	200,632	183,891	200,075	187,065	**916**	893	759	905	774
E	**EBITDA**										
	Operating profit (loss)	**3,520**	2,537	(986)	6,057	427	**519**	363	(138)	882	55
	Amortisation of tangible assets (note 3)	**1,274**	1,294	1,173	2,568	2,440	**188**	185	156	373	324
	Amortisation of intangible assets (note 3)	**4**	4	4	8	7	**1**	1	-	1	1
	Net impairments of tangible assets (note 6)	**66**	7	62	72	143	**10**	1	8	11	19
	Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 4)	**14**	(11)	2,822	3	2,239	**2**	(2)	380	-	297
	Share of associates' EBITDA	**264**	181	237	445	555	**39**	26	32	65	74
	Impairment of investment (note 6)	**12**	-	-	12	-	**2**	-	-	2	-
	(Profit) loss on disposal and abandonment of assets (note 6)	**(18)**	11	24	(7)	35	**(3)**	2	3	(1)	5
	Profit on disposal of ISS International Limited (note 6)	**-**	(14)	-	(14)	-	**-**	(2)	-	(2)	-
	Profit on disposal of investments (note 6)	**-**	-	(45)	-	(45)	**-**	-	(6)	-	(6)
		5,136	4,009	3,290	9,145	5,801	**758**	574	435	1,331	769
F	**Interest cover**										
	EBITDA (note E)	**5,136**	4,009	3,290	9,145	5,801	**758**	574	435	1,331	769
	Finance costs (note 7)	**250**	248	245	498	386	**37**	36	33	72	52
	Interest cover - times	**21**	16	13	18	15	**20**	16	13	18	15
G	**Operating cash flow**										
	Net cash inflow (outflow) from operating activities	**4,298**	3,607	2,963	7,905	4,289	**635**	513	386	1,148	566
	Stay-in-business capital expenditure	**(1,480)**	(1,114)	(1,211)	(2,594)	(2,091)	**(218)**	(159)	(161)	(378)	(278)
		2,818	2,493	1,752	5,311	2,198	**417**	354	225	770	288

		As at Jun 2011	As at Mar 2011	As at Dec 2010	As at Jun 2010	As at Jun 2011	As at Mar 2011	As at Dec 2010	As at Jun 2010
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA Rand million				US Dollar million			
H	**Net asset value - cents per share**								
	Total equity	**32,247**	28,975	27,023	22,582	**4,785**	4,283	4,113	2,959
	Mandatory convertible bonds	**5,270**	5,742	5,739	-	**782**	849	874	-
		37,517	34,717	32,762	22,582	**5,567**	5,132	4,987	2,959
	Number of ordinary shares in issue - million (note 10)	**385**	384	384	366	**385**	384	384	366
	Net asset value - cents per share	**9,744**	9,037	8,532	6,174	**1,446**	1,336	1,299	809
	Total equity	**32,247**	28,975	27,023	22,582	**4,785**	4,283	4,113	2,959
	Mandatory convertible bonds	**5,270**	5,742	5,739	-	**782**	849	874	-
	Intangible assets	**(1,357)**	(1,325)	(1,277)	(1,272)	**(201)**	(196)	(194)	(167)
		36,160	33,392	31,485	21,310	**5,366**	4,936	4,793	2,792
	Number of ordinary shares in issue - million (note 10)	**385**	384	384	366	**385**	384	384	366
	Net tangible asset value - cents per share	**9,392**	8,692	8,199	5,826	**1,394**	1,285	1,248	763
I	**Net debt**								
	Borrowings - long-term portion	**11,254**	11,259	11,148	12,556	**1,670**	1,664	1,697	1,646
	Borrowings - short-term portion	**193**	301	876	185	**28**	44	133	24
	Total borrowings (1)	**11,447**	11,560	12,024	12,741	**1,698**	1,708	1,830	1,670
	Corporate office lease	**(259)**	(259)	(259)	(258)	**(38)**	(38)	(39)	(34)
	Unamortised portion on the convertible and rated bonds	**679**	593	757	938	**101**	88	115	123
	Cash restricted for use	**(379)**	(254)	(283)	(451)	**(56)**	(37)	(43)	(59)
	Cash and cash equivalents	**(5,656)**	(4,187)	(3,776)	(6,607)	**(839)**	(619)	(575)	(866)
	Net debt excluding mandatory convertible bonds	**5,832**	7,453	8,463	6,363	**866**	1,102	1,288	834

(1) Borrowings exclude the mandatory convertible bonds (note H).

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS QUARTER ENDED JUNE 2011		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	2,962	-	-	-	2,962
Mined	- 000 tons	1,834	486	261	571	3,152
Milled / Treated	- 000 tons	1,651	541	243	550	2,983
Yield	- oz/t	0.233	0.151	0.092	0.181	0.197
Gold produced	- oz (000)	384	82	22	99	587
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	3,089	-	-	-	3,089
Yield	- oz/t	0.015	-	-	-	0.016
Gold produced	- oz (000)	48	1	-	-	49
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	18,444	172	-	18,616
Mined	- 000 tons	-	36,920	395	7,611	44,926
Treated	- 000 tons	-	5,872	736	260	6,867
Stripping ratio	- ratio	-	4.63	7.57	23.32	5.49
Yield	- oz/t	-	0.049	0.052	0.167	0.054
Gold produced	- oz (000)	-	288	38	43	370
HEAP LEACH OPERATION						
Mined	- 000 tons	-	1,925	-	17,947	19,872
Placed	- 000 tons	-	317	-	5,980	6,298
Stripping ratio	- ratio	-	6.31	-	2.07	2.25
Yield	- oz/t	-	0.032	-	0.011	0.012
Gold placed	- oz (000)	-	10	-	68	78
Gold produced	- oz (000)	-	6	-	74	80
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	6.21	11.01	40.57	20.73	9.39
TOTAL						
Subsidiaries' gold produced	- oz (000)	431	313	61	216	1,022
Joint ventures' gold produced	- oz (000)	-	64	-	-	64
Attributable gold produced	- oz (000)	431	377	61	216	1,086
Minority gold produced	- oz (000)	-	12	-	18	30
Subsidiaries' gold sold	- oz (000)	431	310	62	213	1,016
Joint ventures' gold sold	- oz (000)	-	62	-	-	62
Attributable gold sold	- oz (000)	431	372	62	213	1,078
Minority gold sold	- oz (000)	-	12	-	19	30
Spot price	- $/oz	1,496	1,496	1,496	1,496	1,496
Price received	- $/oz sold	1,516	1,506	1,498	1,507	1,510
Total cash costs	- $/oz produced	688	705	1,595	487	705
Total production costs	- $/oz produced	905	861	1,745	794	916

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED JUNE 2011 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	654	578	93	344	-	1,669	(94)	1,576
Cash costs	(330)	(277)	(97)	(160)	25	(839)	51	(788)
By-products revenue	33	2	-	32	1	68	-	67
Total cash costs	(297)	(275)	(97)	(129)	26	(772)	51	(721)
Retrenchment costs	(2)	-	-	(1)	-	(3)	-	(3)
Rehabilitation and other non-cash costs	(2)	(8)	(1)	(41)	-	(52)	-	(52)
Amortisation of assets	(89)	(52)	(8)	(38)	(4)	(191)	2	(189)
Total production costs	(390)	(335)	(106)	(208)	21	(1,017)	53	(964)
Inventory change	-	1	3	15	-	18	(1)	17
Cost of sales	(390)	(334)	(103)	(193)	21	(999)	52	(947)
Adjusted gross profit (loss)	**264**	**244**	**(10)**	**151**	**21**	**670**	**(41)**	**629**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	(3)	-	(2)	-	(2)
Gross profit (loss)	**264**	**245**	**(10)**	**149**	**21**	**668**	**(41)**	**627**
Corporate and other costs	(3)	(4)	-	(10)	(57)	(74)	-	(74)
Exploration	-	(13)	(12)	(30)	(10)	(64)	1	(63)
Intercompany transactions	-	(11)	-	(1)	12	-	-	-
Special items	(7)	581	16	1	(562)	29	-	29
Operating profit (loss)	**253**	**797**	**(6)**	**109**	**(595)**	**559**	**(40)**	**519**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(1)	(2)	-	(1)	101	97	-	98
Exchange gain (loss)	-	(4)	-	(2)	(1)	(6)	1	(6)
Share of equity accounted investments profit	-	-	-	(3)	(3)	(5)	26	21
Profit (loss) before taxation	252	792	(6)	104	(497)	645	(13)	632
Taxation	(79)	(71)	1	(12)	(2)	(162)	13	(149)
Profit (loss) for the period	**174**	**722**	**(5)**	**92**	**(499)**	**483**	**-**	**483**
Equity shareholders	174	717	(5)	92	(508)	470	-	470
Non-controlling interests	-	4	-	-	9	13	-	13
Operating profit (loss)	253	797	(6)	109	(595)	559	(40)	519
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	3	-	2	-	2
Intercompany transactions	-	11	-	1	(12)	-	-	-
Special items	8	(550)	(3)	(1)	555	9	-	9
Share of associates' EBIT	-	-	-	(3)	-	(3)	40	37
EBIT	**261**	**258**	**(9)**	**109**	**(52)**	**567**	**-**	**567**
Amortisation of assets	89	52	8	38	4	191	(2)	189
Share of associates' amortisation	-	-	-	-	-	-	2	2
EBITDA	**350**	**310**	**(1)**	**147**	**(48)**	**758**	**-**	**758**
Profit (loss) attributable to equity shareholders	174	717	(5)	92	(508)	470	-	470
Special items	8	(550)	(3)	(1)	555	9	-	9
Share of associates' special items	-	-	-	-	2	2	-	2
Taxation on items above	(5)	-	1	-	-	(4)	-	(4)
Headline earnings (loss)	**177**	**167**	**(7)**	**91**	**50**	**477**	**-**	**477**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	3	-	2	-	2
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Fair value adjustment on option component of convertible bonds	-	-	-	-	(73)	(73)	-	(73)
Fair value adjustment on mandatory convertible bonds	-	-	-	-	(64)	(64)	-	(64)
Adjusted headline earnings (loss)	**177**	**167**	**(7)**	**93**	**(88)**	**342**	**-**	**342**
Ore reserve development capital	68	12	1	17	-	98	-	98
Stay-in-business capital	29	63	2	27	1	122	(1)	121
Project capital	19	30	16	61	-	126	(22)	104
Total capital expenditure	**116**	**105**	**19**	**105**	**1**	**346**	**(23)**	**323**

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS QUARTER ENDED MARCH 2011		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	2,698	-	-	-	2,698
Mined	- 000 tons	1,718	491	226	514	2,949
Milled / Treated	- 000 tons	1,533	544	265	539	2,880
Yield	- oz/t	0.230	0.127	0.154	0.193	0.197
Gold produced	- oz (000)	353	69	41	104	567
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	2,960	-	-	-	2,960
Yield	- oz/t	0.016	-	-	-	0.017
Gold produced	- oz (000)	48	1	-	-	49
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	16,452	1,446	-	17,898
Mined	- 000 tons	-	32,702	3,390	7,233	43,324
Treated	- 000 tons	-	6,180	646	244	7,070
Stripping ratio	- ratio	-	3.52	6.13	24.42	4.42
Yield	- oz/t	-	0.046	0.048	0.157	0.050
Gold produced	- oz (000)	-	285	31	38	355
HEAP LEACH OPERATION						
Mined	- 000 tons	-	1,640	-	17,280	18,921
Placed	- 000 tons	-	304	-	5,748	6,052
Stripping ratio	- ratio	-	6.14	-	2.08	2.24
Yield	- oz/t	-	0.029	-	0.011	0.012
Gold placed	- oz (000)	-	9	-	64	73
Gold produced	- oz (000)	-	7	-	61	68
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	5.80	10.84	40.58	20.06	9.07
TOTAL						
Subsidiaries' gold produced	- oz (000)	401	303	72	203	979
Joint ventures' gold produced	- oz (000)	-	60	-	-	60
Attributable gold produced	- oz (000)	401	363	72	203	1,039
Minority gold produced	- oz (000)	-	11	-	20	32
Subsidiaries' gold sold	- oz (000)	401	322	70	203	995
Joint ventures' gold sold	- oz (000)	-	59	-	-	59
Attributable gold sold	- oz (000)	401	381	70	203	1,054
Minority gold sold	- oz (000)	-	12	-	19	31
Spot price	- $/oz	1,387	1,387	1,387	1,387	1,387
Price received	- $/oz sold	1,397	1,388	1,387	1,386	1,391
Total cash costs	- $/oz produced	637	819	1,153	480	706
Total production costs	- $/oz produced	871	965	1,304	651	893

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED MARCH 2011 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	560	545	97	303	-	1,505	(82)	1,422
Cash costs	(282)	(307)	(83)	(150)	(5)	(827)	50	(777)
By-products revenue	27	2	-	22	-	51	-	51
Total cash costs	(255)	(305)	(83)	(128)	(5)	(776)	50	(726)
Retrenchment costs	(3)	-	-	(1)	-	(4)	-	(4)
Rehabilitation and other non-cash costs	(2)	(8)	-	(1)	-	(10)	-	(10)
Amortisation of assets	(89)	(46)	(11)	(39)	(2)	(188)	2	(186)
Total production costs	(349)	(359)	(94)	(169)	(7)	(977)	52	(925)
Inventory change	-	(24)	3	21	-	-	(1)	(1)
Cost of sales	(349)	(383)	(91)	(147)	(7)	(977)	52	(926)
Adjusted gross profit (loss)	**210**	**163**	**5**	**156**	**(7)**	**527**	**(31)**	**497**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	2	-	2	-	2
Gross profit (loss)	**210**	**163**	**5**	**158**	**(7)**	**529**	**(31)**	**498**
Corporate and other costs	(2)	(3)	(2)	(14)	(58)	(79)	-	(79)
Exploration	-	(20)	(11)	(19)	(8)	(58)	1	(57)
Intercompany transactions	-	(12)	-	-	12	-	-	-
Special items	(1)	(6)	7	-	1	1	-	1
Operating profit (loss)	**207**	**121**	**-**	**124**	**(59)**	**393**	**(30)**	**363**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(1)	(2)	1	-	(2)	(4)	-	(4)
Exchange (loss) gain	-	(3)	-	1	-	(2)	2	-
Share of equity accounted investments profit	-	-	-	(4)	(2)	(6)	18	12
Profit (loss) before taxation	206	116	1	121	(63)	381	(10)	371
Taxation	(55)	(42)	(2)	(29)	(6)	(133)	10	(123)
Profit (loss) for the period	**151**	**74**	**(1)**	**92**	**(68)**	**248**	**-**	**248**
Equity shareholders	151	69	(1)	87	(64)	241	-	241
Non-controlling interests	-	5	-	5	(4)	6	-	7
Operating profit (loss)	207	121	-	124	(59)	393	(30)	363
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	(2)	-	(2)	-	(2)
Intercompany transactions	-	12	-	-	(12)	-	-	-
Special items	1	1	-	-	(2)	1	-	1
Share of associates' EBIT	-	-	-	(4)	(2)	(6)	30	24
EBIT	**209**	**134**	**-**	**119**	**(75)**	**386**	**-**	**386**
Amortisation of assets	89	46	11	39	2	188	(2)	186
Share of associates' amortisation	-	-	-	-	-	-	2	2
EBITDA	**298**	**180**	**11**	**158**	**(73)**	**574**	**-**	**574**
Profit (loss) attributable to equity shareholders	151	69	(1)	87	(64)	241	-	241
Special items	1	1	-	-	(2)	1	-	1
Share of associates' special items	-	-	-	-	-	-	-	-
Taxation on items above	(1)	-	-	-	-	(1)	-	(1)
Headline earnings (loss)	**152**	**70**	**(1)**	**87**	**(66)**	**241**	**-**	**241**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	(2)	-	(2)	-	(2)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Fair value adjustment on option component of convertible bonds	-	-	-	-	(15)	(15)	-	(15)
Fair value loss on mandatory convertible	-	-	-	-	(22)	(22)	-	(22)
Adjusted headline earnings (loss)	**152**	**70**	**(1)**	**85**	**(103)**	**203**	**-**	**203**
Ore reserve development capital	65	12	4	15	-	95	-	95
Stay-in-business capital	14	32	2	15	2	65	(1)	64
Project capital	17	18	5	49	-	89	(14)	75
Total capital expenditure	**95**	**62**	**11**	**79**	**2**	**249**	**(15)**	**234**

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS QUARTER ENDED JUNE 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	3,369	-	-	-	3,369
Mined	- 000 tons	2,064	509	186	499	3,257
Milled / Treated	- 000 tons	1,966	484	109	497	3,055
Yield	- oz/t	0.207	0.149	0.103	0.175	0.189
Gold produced	- oz (000)	407	72	11	87	578
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	2,841	260	-	-	3,101
Yield	- oz/t	0.014	0.020	-	-	0.015
Gold produced	- oz (000)	40	5	-	-	45
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	16,325	1,453	-	17,777
Mined	- 000 tons	-	31,466	3,426	8,451	43,342
Treated	- 000 tons	-	6,306	890	309	7,504
Stripping ratio	- ratio	-	3.60	6.47	25.52	4.69
Yield	- oz/t	-	0.044	0.085	0.166	0.054
Gold produced	- oz (000)	-	279	75	51	405
HEAP LEACH OPERATION						
Mined	- 000 tons	-	1,504	-	16,853	18,356
Placed	- 000 tons	-	362	-	5,612	5,974
Stripping ratio	- ratio	-	7.70	-	2.04	2.21
Yield	- oz/t	-	0.030	-	0.014	0.015
Gold placed	- oz (000)	-	11	-	78	89
Gold produced	- oz (000)	-	14	-	83	97
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	5.66	11.23	58.91	23.76	9.16
TOTAL						
Subsidiaries' gold produced	- oz (000)	447	304	87	221	1,059
Joint ventures' gold produced	- oz (000)	-	67	-	-	67
Attributable gold produced	- oz (000)	447	371	87	221	1,126
Minority gold produced	- oz (000)	-	12	-	22	34
Subsidiaries' gold sold	- oz (000)	437	291	91	221	1,040
Joint ventures' gold sold	- oz (000)	-	68	-	-	68
Attributable gold sold	- oz (000)	437	359	91	221	1,108
Minority gold sold	- oz (000)	-	12	-	22	34
Spot price	- $/oz	1,198	1,198	1,198	1,198	1,198
Price received	- $/oz sold	1,090	1,109	1,085	1,087	1,095
Total cash costs	- $/oz produced	560	702	1,063	416	617
Total production costs	- $/oz produced	734	823	1,137	551	759

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED JUNE 2010 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	476	412	99	262	-	1,249	(81)	1,169
Cash costs	(257)	(269)	(92)	(127)	12	(733)	45	(688)
By-products revenue	7	1	-	20	2	30	-	29
Total cash costs	(250)	(268)	(92)	(107)	14	(703)	45	(658)
Retrenchment costs	(3)	-	-	-	-	(4)	-	(4)
Rehabilitation and other non-cash costs	(1)	(3)	-	-	-	(4)	-	(5)
Amortisation of assets	(74)	(43)	(6)	(34)	(2)	(158)	2	(156)
Total production costs	(329)	(313)	(98)	(141)	11	(870)	47	(822)
Inventory change	6	3	-	4	-	13	-	13
Cost of sales	(322)	(310)	(99)	(137)	11	(856)	47	(810)
Adjusted gross profit (loss)	**154**	**102**	**-**	**126**	**11**	**393**	**(34)**	**359**
Unrealised non-hedge derivatives and other commodity contracts	(158)	(162)	10	(70)	-	(380)	-	(380)
Gross profit (loss)	(4)	(61)	10	56	11	13	(34)	(21)
Corporate and other costs	(2)	4	(1)	(3)	(52)	(54)	-	(54)
Exploration	-	(12)	(10)	(23)	(6)	(52)	-	(52)
Intercompany transactions	-	(8)	-	-	8	-	-	-
Special items	(8)	(7)	6	(1)	(2)	(12)	-	(12)
Operating profit (loss)	**(14)**	**(83)**	**5**	**29**	**(41)**	**(105)**	**(34)**	**(138)**
Net finance (costs) income, unwinding of obligations and fair value adjustments	-	-	-	1	(18)	(18)	-	(17)
Exchange gain (loss)	-	(3)	-	(2)	7	2	(2)	-
Share of equity accounted investments profit	-	-	-	-	(6)	(6)	18	11
Profit (loss) before taxation	(14)	(87)	5	27	(58)	(127)	(17)	(144)
Taxation	6	(44)	2	(28)	15	(50)	17	(33)
Profit (loss) for the period	**(8)**	**(131)**	**6**	**(1)**	**(43)**	**(177)**	**-**	**(177)**
Equity shareholders	(8)	(134)	6	(5)	(46)	(187)	-	(187)
Non-controlling interests	-	3	-	4	3	10	-	10
Operating profit (loss)	(14)	(83)	5	29	(41)	(105)	(34)	(138)
Unrealised non-hedge derivatives and other commodity contracts	158	162	(10)	70	-	380	-	380
Intercompany transactions	-	8	-	-	(8)	-	-	-
Special items	8	-	(6)	1	2	5	-	5
Share of associates' EBIT	-	-	-	-	(4)	(4)	34	29
EBIT	**152**	**87**	**(11)**	**100**	**(51)**	**276**	**-**	**276**
Amortisation of assets	74	43	6	34	2	158	(2)	156
Share of associates' amortisation	-	-	-	-	-	-	2	2
EBITDA	**225**	**130**	**(4)**	**133**	**(49)**	**435**	**-**	**435**
Profit (loss) attributable to equity shareholders	(8)	(134)	6	(5)	(46)	(187)	-	(187)
Special items	8	-	(6)	1	2	5	-	5
Share of associates' special items	-	-	-	-	2	2	-	2
Taxation on items above	(1)	(1)	-	-	-	(2)	-	(2)
Headline earnings (loss)	**(1)**	**(135)**	**1**	**(4)**	**(42)**	**(181)**	**-**	**(181)**
Unrealised non-hedge derivatives and other commodity contracts	158	162	(10)	70	-	380	-	380
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	(56)	-	3	-	-	(53)	-	(53)
Fair value adjustment on option component of convertible bonds	-	-	-	-	(17)	(17)	-	(17)
Adjusted headline earnings (loss)	**101**	**28**	**(6)**	**65**	**(59)**	**129**	**-**	**129**
Ore reserve development capital	62	10	5	11	-	89	-	89
Stay-in-business capital	28	20	3	21	1	73	(1)	72
Project capital	9	20	3	33	-	64	(13)	52
Total capital expenditure	**99**	**50**	**11**	**65**	**1**	**226**	**(14)**	**212**

(1) Gold income received is gold income per income statement and loss on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS SIX MONTHS ENDED JUNE 2011		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	5,660	-	-	-	5,660
Mined	- 000 tons	3,552	977	488	1,085	6,102
Milled / Treated	- 000 tons	3,183	1,084	508	1,089	5,864
Yield	- oz/t	0.231	0.139	0.124	0.187	0.197
Gold produced	- oz (000)	737	151	63	203	1,154
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	6,049	-	-	-	6,049
Yield	- oz/t	0.016	-	-	-	0.016
Gold produced	- oz (000)	95	2	-	-	98
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	34,896	1,617	-	36,514
Mined	- 000 tons	-	69,621	3,785	14,844	88,250
Treated	- 000 tons	-	12,052	1,382	504	13,937
Stripping ratio	- ratio	-	4.05	6.26	23.85	4.92
Yield	- oz/t	-	0.048	0.050	0.162	0.052
Gold produced	- oz (000)	-	573	70	82	725
HEAP LEACH OPERATION						
Mined	- 000 tons	-	3,565	-	35,228	38,793
Placed	- 000 tons	-	621	-	11,729	12,350
Stripping ratio	- ratio	-	6.23	-	2.07	2.24
Yield	- oz/t	-	0.030	-	0.011	0.012
Gold placed	- oz (000)	-	19	-	132	151
Gold produced	- oz (000)	-	14	-	134	148
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	6.01	10.92	40.57	20.40	9.23
TOTAL						
Subsidiaries' gold produced	- oz (000)	832	617	133	419	2,001
Joint ventures' gold produced	- oz (000)	-	123	-	-	123
Attributable gold produced	- oz (000)	832	740	133	419	2,124
Minority gold produced	- oz (000)	-	23	-	38	62
Subsidiaries' gold sold	- oz (000)	832	632	132	415	2,011
Joint ventures' gold sold	- oz (000)	-	121	-	-	121
Attributable gold sold	- oz (000)	832	753	132	415	2,132
Minority gold sold	- oz (000)	-	24	-	37	61
Spot price	- $/oz	1,441	1,441	1,441	1,441	1,441
Price received	- $/oz sold	1,458	1,446	1,439	1,448	1,451
Total cash costs	- $/oz produced	663	761	1,355	484	705
Total production costs	- $/oz produced	889	912	1,505	725	905

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS SIX MONTHS ENDED JUNE 2011 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	1,214	1,123	189	647	-	3,173	(176)	2,998
Cash costs	(612)	(584)	(181)	(310)	20	(1,666)	101	(1,565)
By-products revenue	60	3	1	54	1	119	-	118
Total cash costs	(552)	(580)	(180)	(256)	21	(1,548)	101	(1,447)
Retrenchment costs	(5)	-	-	(2)	-	(7)	-	(7)
Rehabilitation and other non-cash costs	(4)	(16)	(1)	(41)	-	(62)	-	(61)
Amortisation of assets	(178)	(98)	(19)	(77)	(6)	(379)	4	(374)
Total production costs	(739)	(694)	(200)	(377)	14	(1,995)	106	(1,889)
Inventory change	(1)	(23)	6	36	-	18	(2)	16
Cost of sales	(740)	(717)	(194)	(340)	14	(1,976)	104	(1,873)
Adjusted gross profit (loss)	**474**	**407**	**(5)**	**307**	**14**	**1,197**	**(71)**	**1,126**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	(1)	-	-	-	-
Gross profit (loss)	**474**	**407**	**(5)**	**306**	**14**	**1,196**	**(71)**	**1,125**
Corporate and other costs	(5)	(7)	(2)	(24)	(115)	(153)	-	(153)
Exploration	-	(33)	(23)	(49)	(18)	(122)	2	(120)
Intercompany transactions	-	(23)	-	(1)	24	-	-	-
Special items	(8)	574	23	1	(561)	30	-	30
Operating profit (loss)	**460**	**918**	**(6)**	**234**	**(654)**	**952**	**(70)**	**882**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(2)	(3)	-	(1)	100	94	1	95
Exchange (loss) gain	-	(7)	-	(1)	-	(8)	3	(5)
Share of equity accounted investments profit	-	-	-	(7)	(5)	(12)	44	32
Profit (loss) before taxation	458	908	(6)	225	(560)	1,026	(22)	1,004
Taxation	(133)	(113)	-	(41)	(8)	(295)	22	(273)
Profit (loss) for the period	**325**	**796**	**(6)**	**184**	**(568)**	**731**	**-**	**731**
Equity shareholders	325	786	(6)	179	(572)	711	-	711
Non-controlling interests	-	10	-	5	5	20	-	20
Operating profit (loss)	460	918	(6)	234	(654)	952	(70)	882
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	1	-	-	-	-
Intercompany transactions	-	23	-	1	(24)	-	-	-
Special items	9	(549)	(3)	(1)	554	9	-	9
Share of associates' EBIT	-	-	-	(7)	(3)	(9)	70	61
EBIT	**469**	**392**	**(9)**	**228**	**(127)**	**953**	**-**	**953**
Amortisation of assets	178	98	19	77	6	379	(4)	374
Share of associates' amortisation	-	-	-	-	-	-	4	4
EBITDA	**648**	**490**	**10**	**305**	**(121)**	**1,331**	**-**	**1,331**
Profit (loss) attributable to equity shareholders	325	786	(6)	179	(572)	711	-	711
Special items	9	(549)	(3)	(1)	554	9	-	9
Share of associates' special items	-	-	-	-	2	2	-	2
Taxation on items above	(5)	-	1	-	-	(5)	-	(5)
Headline earnings (loss)	**328**	**237**	**(8)**	**178**	**(17)**	**718**	**-**	**718**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	1	-	-	-	-
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Fair value adjustment on option component of convertible bonds	-	-	-	-	(88)	(88)	-	(88)
Fair value loss on mandatory convertible	-	-	-	-	(87)	(87)	-	(87)
Adjusted headline earnings (loss)	**328**	**237**	**(8)**	**178**	**(191)**	**544**	**-**	**544**
Ore reserve development capital	133	24	5	31	-	193	-	193
Stay-in-business capital	43	95	4	42	3	187	(2)	185
Project capital	35	47	21	111	-	215	(36)	179
Total capital expenditure	**211**	**167**	**30**	**183**	**3**	**594**	**(38)**	**556**

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS SIX MONTHS ENDED JUNE 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	6,813	-	-	-	6,813
Mined	- 000 tons	4,138	1,098	352	937	6,525
Milled / Treated	- 000 tons	3,842	1,045	253	1,002	6,143
Yield	- oz/t	0.197	0.156	0.134	0.183	0.185
Gold produced	- oz (000)	757	163	34	184	1,138
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	5,519	549	-	-	6,068
Yield	- oz/t	0.013	0.022	-	-	0.014
Gold produced	- oz (000)	74	12	-	-	86
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	32,568	3,262	-	35,829
Mined	- 000 tons	-	63,995	7,713	15,573	87,281
Treated	- 000 tons	-	11,706	1,734	589	14,029
Stripping ratio	- ratio	-	3.83	5.60	25.09	4.81
Yield	- oz/t	-	0.045	0.096	0.171	0.057
Gold produced	- oz (000)	-	528	167	101	796
HEAP LEACH OPERATION						
Mined	- 000 tons	-	2,280	-	34,336	36,616
Placed	- 000 tons	-	697	-	11,292	11,989
Stripping ratio	- ratio	-	6.13	-	2.03	2.14
Yield	- oz/t	-	0.042	-	0.014	0.016
Gold placed	- oz (000)	-	29	-	159	188
Gold produced	- oz (000)	-	41	-	143	185
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	5.16	11.33	68.77	23.46	8.88
TOTAL						
Subsidiaries' gold produced	- oz (000)	832	596	201	428	2,056
Joint ventures' gold produced	- oz (000)	-	149	-	-	149
Attributable gold produced	- oz (000)	832	745	201	428	2,205
Minority gold produced	- oz (000)	-	25	-	46	71
Subsidiaries' gold sold	- oz (000)	803	587	204	427	2,020
Joint ventures' gold sold	- oz (000)	-	148	-	-	148
Attributable gold sold	- oz (000)	803	735	204	427	2,168
Minority gold sold	- oz (000)	-	25	-	46	71
Spot price	- $/oz	1,154	1,154	1,154	1,154	1,154
Price received	- $/oz sold	1,054	1,067	1,039	1,049	1,056
Total cash costs	- $/oz produced	590	666	988	416	618
Total production costs	- $/oz produced	796	795	1,067	553	774

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS SIX MONTHS ENDED JUNE 2010 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	846	813	212	493	-	2,364	(170)	2,195
Cash costs	(507)	(513)	(199)	(247)	20	(1,445)	91	(1,354)
By-products revenue	16	2	-	33	1	52	-	52
Total cash costs	(491)	(511)	(198)	(214)	21	(1,393)	91	(1,302)
Retrenchment costs	(9)	-	-	(1)	-	(11)	-	(10)
Rehabilitation and other non-cash costs	(3)	(13)	-	-	-	(16)	-	(16)
Amortisation of assets	(159)	(84)	(16)	(67)	(4)	(330)	4	(325)
Total production costs	(662)	(608)	(214)	(282)	17	(1,749)	95	(1,654)
Inventory change	21	1	(1)	17	-	38	(1)	37
Cost of sales	(641)	(607)	(215)	(265)	17	(1,711)	94	(1,617)
Adjusted gross profit (loss)	**205**	**206**	**(3)**	**228**	**17**	**653**	**(76)**	**578**
Unrealised non-hedge derivatives and other commodity contracts	(101)	(156)	10	(51)	-	(297)	-	(297)
Gross profit (loss)	**104**	**50**	**7**	**178**	**17**	**356**	**(76)**	**280**
Corporate and other costs	(4)	(1)	(1)	(11)	(84)	(102)	-	(102)
Exploration	-	(24)	(18)	(37)	(10)	(90)	1	(89)
Intercompany transactions	-	(13)	(1)	(1)	14	-	-	-
Special items	(17)	(23)	6	-	(1)	(35)	-	(35)
Operating profit (loss)	**83**	**(12)**	**(7)**	**128**	**(63)**	**129**	**(74)**	**55**
Net finance (costs) income, unwinding of obligations and fair value adjustments	-	(3)	-	1	9	7	1	7
Exchange gain (loss)	-	(2)	-	(2)	12	8	(2)	5
Share of equity accounted investments profit (loss)	-	-	-	-	(10)	(10)	43	33
Profit (loss) before taxation	83	(17)	(7)	127	(53)	134	(33)	100
Taxation	(12)	(80)	1	(66)	15	(142)	33	(109)
Profit (loss) for the period	**71**	**(97)**	**(6)**	**61**	**(38)**	**(9)**	**-**	**(9)**
Equity shareholders	71	(103)	(6)	50	(42)	(30)	-	(30)
Non-controlling interests	-	6	-	11	4	21	-	21
Operating profit (loss)	83	(12)	(7)	128	(63)	129	(74)	55
Unrealised non-hedge derivatives and other commodity contracts	101	156	(10)	51	-	297	-	297
Intercompany transactions	-	13	1	1	(14)	-	-	-
Special items	12	10	(6)	-	1	18	-	18
Share of associates' EBIT	-	-	-	-	(5)	(5)	75	69
EBIT	**196**	**167**	**(22)**	**180**	**(82)**	**439**	**-**	**439**
Amortisation of assets	159	84	16	67	4	330	(4)	325
Share of associates' amortisation	-	-	-	-	-	-	4	4
EBITDA	**355**	**251**	**(6)**	**246**	**(78)**	**769**	**-**	**769**
Profit (loss) attributable to equity shareholders	71	(103)	(6)	50	(42)	(30)	-	(30)
Special items	12	10	(6)	-	1	18	-	18
Share of associates' special items	-	-	-	-	5	5	-	5
Taxation on items above	(2)	(3)	-	-	-	(4)	-	(4)
Headline earnings (loss)	**81**	**(96)**	**(11)**	**50**	**(37)**	**(12)**	**-**	**(12)**
Unrealised non-hedge derivatives and other commodity contracts	101	156	(10)	51	-	297	-	297
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	(34)	-	3	-	-	(31)	-	(31)
Fair value adjustment on option component of convertible bond	-	-	-	-	(64)	(64)	-	(64)
Adjusted headline earnings (loss)	**148**	**60**	**(18)**	**101**	**(101)**	**190**	**-**	**190**
Ore reserve development capital	116	17	9	23	-	166	-	166
Stay-in-business capital	44	29	5	34	2	114	(2)	112
Project capital	20	32	6	60	-	117	(14)	103
Total capital expenditure	**180**	**78**	**19**	**117**	**2**	**397**	**(16)**	**381**

(1) Gold income received is gold income per income statement, (loss) gain on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS QUARTER ENDED JUNE 2011		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	275	-	-	-	275
Mined	- 000 tonnes	1,664	441	237	518	2,860
Milled / Treated	- 000 tonnes	1,497	490	220	499	2,707
Yield	- g/t	7.97	5.19	3.15	6.20	6.75
Gold produced	- kg	11,937	2,546	693	3,094	18,270
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	2,803	-	-	-	2,803
Yield	- g/t	0.53	-	-	-	0.54
Gold produced	- kg	1,478	36	-	-	1,514
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	14,101	131	-	14,232
Mined	- 000 tonnes	-	33,493	358	6,905	40,756
Treated	- 000 tonnes	-	5,327	667	236	6,230
Stripping ratio	- ratio	-	4.63	7.57	23.32	5.49
Yield	- g/t	-	1.68	1.79	5.74	1.85
Gold produced	- kg	-	8,963	1,195	1,352	11,510
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	1,746	-	16,282	18,028
Placed	- 000 tonnes	-	288	-	5,425	5,713
Stripping ratio	- ratio	-	6.31	-	2.07	2.25
Yield	- g/t	-	1.10	-	0.39	0.42
Gold placed	- kg	-	317	-	2,100	2,417
Gold produced	- kg	-	195	-	2,287	2,482
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	193	343	1,262	645	292
TOTAL						
Subsidiaries' gold produced	- kg	13,415	9,758	1,888	6,733	31,794
Joint ventures' gold produced	- kg	-	1,982	-	-	1,982
Attributable gold produced	- kg	13,415	11,740	1,888	6,733	33,776
Minority gold produced	- kg	-	362	-	563	925
Subsidiaries' gold sold	- kg	13,420	9,649	1,925	6,612	31,606
Joint ventures' gold sold	- kg	-	1,928	-	-	1,928
Attributable gold sold	- kg	13,420	11,577	1,925	6,612	33,534
Minority gold sold	- kg	-	363	-	577	941
Spot price	- R/kg	326,078	326,078	326,078	326,078	326,078
Price received	- R/kg sold	330,266	328,101	326,549	328,472	328,951
Total cash costs	- R/kg produced	149,788	153,485	347,372	106,092	153,441
Total production costs	- R/kg produced	197,117	187,545	379,933	173,081	199,541

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - QUARTER ENDED JUNE 2011 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	4,432	3,918	629	2,335	-	11,313	(633)	10,680
Cash costs	(2,236)	(1,877)	(658)	(1,086)	169	(5,687)	347	(5,340)
By-products revenue	226	11	2	215	4	459	(2)	458
Total cash costs	(2,009)	(1,865)	(656)	(871)	173	(5,228)	345	(4,883)
Retrenchment costs	(15)	-	-	(5)	-	(20)	-	(20)
Rehabilitation and other non-cash costs	(14)	(56)	(6)	(276)	-	(351)	2	(349)
Amortisation of assets	(606)	(349)	(56)	(258)	(24)	(1,293)	15	(1,278)
Total production costs	(2,644)	(2,270)	(717)	(1,409)	149	(6,892)	362	(6,529)
Inventory change	(1)	7	18	100	-	124	(7)	117
Cost of sales	(2,645)	(2,263)	(700)	(1,309)	149	(6,768)	355	(6,412)
Adjusted gross profit (loss)	**1,787**	**1,655**	**(71)**	**1,025**	**149**	**4,545**	**(278)**	**4,268**
Unrealised non-hedge derivatives and other commodity contracts	-	3	-	(17)	-	(14)	-	(14)
Gross profit (loss)	**1,787**	**1,658**	**(71)**	**1,008**	**149**	**4,531**	**(278)**	**4,254**
Corporate and other costs	(21)	(26)	(1)	(67)	(386)	(501)	(1)	(502)
Exploration	(2)	(87)	(80)	(202)	(67)	(437)	8	(429)
Intercompany transactions	-	(75)	-	(5)	80	-	-	-
Special items	(47)	3,973	112	6	(3,847)	197	-	197
Operating profit (loss)	**1,718**	**5,442**	**(40)**	**741**	**(4,070)**	**3,791**	**(271)**	**3,520**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(7)	(11)	(2)	(7)	697	670	2	672
Exchange gain (loss)	-	(24)	-	(12)	(5)	(41)	7	(34)
Share of equity accounted investments profit (loss)	-	-	-	(18)	(18)	(37)	175	139
Profit (loss) before taxation	1,711	5,408	(43)	703	(3,396)	4,383	(86)	4,297
Taxation	(533)	(479)	9	(80)	(16)	(1,099)	86	(1,013)
Profit (loss) for the period	**1,178**	**4,929**	**(34)**	**623**	**(3,412)**	**3,284**	**-**	**3,284**
Equity shareholders	1,178	4,899	(34)	622	(3,470)	3,195	-	3,195
Non-controlling interests	-	29	-	1	58	89	-	89
Operating profit (loss)	1,718	5,442	(40)	741	(4,070)	3,791	(271)	3,520
Unrealised non-hedge derivatives and other commodity contracts	-	(3)	-	17	-	14	-	14
Intercompany transactions	-	75	-	5	(80)	-	-	-
Special items	51	(3,766)	(20)	(7)	3,802	60	-	60
Share of associates' EBIT	-	-	-	(18)	(3)	(21)	271	249
EBIT	**1,769**	**1,748**	**(60)**	**737**	**(352)**	**3,843**	**-**	**3,843**
Amortisation of assets	606	349	56	258	24	1,293	(15)	1,278
Share of associates' amortisation	-	-	-	-	-	-	15	15
EBITDA	**2,375**	**2,098**	**(5)**	**995**	**(328)**	**5,136**	**-**	**5,136**
Profit (loss) attributable to equity shareholders	1,178	4,899	(34)	622	(3,470)	3,195	-	3,195
Special items	51	(3,766)	(20)	(7)	3,802	60	-	60
Share of associates' special items	-	-	-	-	15	15	-	15
Taxation on items above	(31)	(1)	6	-	-	(26)	-	(26)
Headline earnings (loss)	**1,198**	**1,133**	**(48)**	**615**	**347**	**3,244**	**-**	**3,244**
Unrealised non-hedge derivatives and other commodity contracts	-	(3)	-	17	-	14	-	14
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Fair value adjustment on option component of convertible bonds	-	-	-	-	(499)	(499)	-	(499)
Fair value loss on mandatory convertible	-	-	-	-	(442)	(442)	-	(442)
Adjusted headline earnings (loss)	**1,198**	**1,130**	**(48)**	**632**	**(594)**	**2,317**	**-**	**2,317**
Ore reserve development capital	462	81	8	113	-	663	-	663
Stay-in-business capital	198	428	11	180	7	825	(8)	817
Project capital	126	201	111	415	-	854	(148)	706
Total capital expenditure	**786**	**710**	**130**	**709**	**7**	**2,342**	**(156)**	**2,186**

Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS QUARTER ENDED MARCH 2011		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	251	-	-	-	251
Mined	- 000 tonnes	1,558	445	205	467	2,676
Milled / Treated	- 000 tonnes	1,390	493	240	489	2,613
Yield	- g/t	7.89	4.37	5.29	6.60	6.75
Gold produced	- kg	10,974	2,154	1,271	3,229	17,628
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	2,685	-	-	-	2,685
Yield	- g/t	0.56	-	-	-	0.57
Gold produced	- kg	1,493	35	-	-	1,527
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	12,578	1,105	-	13,683
Mined	- 000 tonnes	-	29,666	3,075	6,561	39,303
Treated	- 000 tonnes	-	5,606	586	221	6,414
Stripping ratio	- ratio	-	3.52	6.13	24.42	4.42
Yield	- g/t	-	1.58	1.66	5.37	1.72
Gold produced	- kg	-	8,867	973	1,189	11,029
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	1,488	-	15,676	17,164
Placed	- 000 tonnes	-	276	-	5,215	5,491
Stripping ratio	- ratio	-	6.14	-	2.08	2.24
Yield	- g/t	-	0.99	-	0.38	0.41
Gold placed	- kg	-	272	-	2,002	2,274
Gold produced	- kg	-	232	-	1,888	2,119
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	180	337	1,262	624	282
TOTAL						
Subsidiaries' gold produced	- kg	12,466	9,429	2,244	6,306	30,445
Joint ventures' gold produced	- kg	-	1,858	-	-	1,858
Attributable gold produced	- kg	12,466	11,287	2,244	6,306	32,303
Minority gold produced	- kg	-	356	-	634	989
Subsidiaries' gold sold	- kg	12,465	10,001	2,168	6,299	30,933
Joint ventures' gold sold	- kg	-	1,838	-	-	1,838
Attributable gold sold	- kg	12,465	11,839	2,168	6,299	32,771
Minority gold sold	- kg	-	381	-	576	956
Spot price	- R/kg	311,511	311,511	311,511	311,511	311,511
Price received	- R/kg sold	313,682	311,339	310,879	311,657	312,261
Total cash costs	- R/kg produced	143,256	184,129	258,724	107,929	158,707
Total production costs	- R/kg produced	195,878	217,000	292,533	146,254	200,632

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED MARCH 2011 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	3,910	3,805	674	2,119	-	10,508	(574)	9,934
Cash costs	(1,971)	(2,145)	(582)	(1,049)	(36)	(5,783)	349	(5,433)
By-products revenue	185	12	2	155	3	357	(1)	356
Total cash costs	(1,786)	(2,132)	(581)	(894)	(33)	(5,426)	349	(5,077)
Retrenchment costs	(21)	(1)	-	(6)	-	(28)	1	(28)
Rehabilitation and other non-cash costs	(12)	(53)	-	(4)	-	(69)	-	(68)
Amortisation of assets	(623)	(323)	(76)	(274)	(16)	(1,312)	14	(1,298)
Total production costs	(2,442)	(2,509)	(656)	(1,178)	(49)	(6,835)	364	(6,471)
Inventory change	-	(163)	19	149	-	6	(3)	2
Cost of sales	(2,441)	(2,672)	(637)	(1,030)	(49)	(6,830)	360	(6,469)
Adjusted gross profit (loss)	**1,469**	**1,133**	**37**	**1,090**	**(49)**	**3,678**	**(214)**	**3,464**
Unrealised non-hedge derivatives and other commodity contracts	-	(1)	-	12	-	11	-	11
Gross profit (loss)	**1,469**	**1,132**	**37**	**1,101**	**(49)**	**3,690**	**(214)**	**3,476**
Corporate and other costs	(14)	(24)	(11)	(95)	(407)	(551)	(2)	(553)
Exploration	(2)	(138)	(76)	(133)	(55)	(403)	6	(397)
Intercompany transactions	-	(83)	-	(3)	86	-	-	-
Special items	(5)	(44)	49	1	10	11	-	11
Operating profit (loss)	**1,448**	**843**	**-**	**871**	**(415)**	**2,747**	**(210)**	**2,537**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(10)	(11)	6	(2)	(41)	(58)	2	(57)
Exchange gain (loss)	-	(24)	-	9	2	(13)	16	4
Share of equity accounted investments profit (loss)	-	-	-	(28)	(16)	(44)	125	81
Profit (loss) before taxation	1,437	809	6	850	(470)	2,632	(67)	2,565
Taxation	(382)	(293)	(12)	(205)	(39)	(931)	67	(864)
Profit (loss) for the period	**1,056**	**516**	**(7)**	**645**	**(509)**	**1,701**	**-**	**1,701**
Equity shareholders	1,056	480	(7)	610	(480)	1,658	-	1,658
Non-controlling interests	-	36	-	35	(29)	43	-	43
Operating profit (loss)	1,448	843	-	871	(415)	2,747	(210)	2,537
Unrealised non-hedge derivatives and other commodity contracts	-	1	-	(12)	-	(11)	-	(11)
Intercompany transactions	-	83	-	3	(86)	-	-	-
Special items	10	9	-	(2)	(14)	4	-	4
Share of associates' EBIT	-	-	-	(28)	(15)	(43)	210	167
EBIT	**1,457**	**936**	**-**	**833**	**(530)**	**2,696**	**-**	**2,696**
Amortisation of assets	623	323	76	274	16	1,312	(14)	1,298
Share of associates' amortisation	-	-	-	-	-	-	14	14
EBITDA	**2,081**	**1,259**	**75**	**1,107**	**(514)**	**4,009**	**-**	**4,009**
Profit (loss) attributable to equity shareholders	1,056	480	(7)	610	(480)	1,658	-	1,658
Special items	10	9	-	(2)	(14)	4	-	4
Share of associates' special items	-	-	-	-	-	-	-	-
Taxation on items above	(5)	-	-	-	-	(6)	-	(6)
Headline earnings (loss)	**1,060**	**489**	**(7)**	**608**	**(494)**	**1,656**	**-**	**1,656**
Unrealised non-hedge derivatives and other commodity contracts	-	1	-	(12)	-	(11)	-	(11)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Fair value adjustment on option component of convertible bonds	-	-	-	-	(90)	(90)	-	(90)
Fair value loss on mandatory convertible	-	-	-	-	(139)	(139)	-	(139)
Adjusted headline earnings (loss)	**1,060**	**490**	**(7)**	**596**	**(724)**	**1,415**	**-**	**1,415**
Ore reserve development capital	453	86	25	102	-	666	-	666
Stay-in-business capital	95	225	15	105	14	454	(6)	448
Project capital	116	125	35	344	-	620	(99)	521
Total capital expenditure	**663**	**436**	**75**	**551**	**14**	**1,740**	**(105)**	**1,635**

Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS QUARTER ENDED JUNE 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	313	-	-	-	313
Mined	- 000 tonnes	1,872	461	169	452	2,955
Milled / Treated	- 000 tonnes	1,783	439	99	451	2,772
Yield	- g/t	7.10	5.12	3.53	6.01	6.49
Gold produced	- kg	12,665	2,249	349	2,710	17,973
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	2,577	236	-	-	2,813
Yield	- g/t	0.49	0.67	-	-	0.50
Gold produced	- kg	1,253	158	-	-	1,411
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	12,481	1,111	-	13,591
Mined	- 000 tonnes	-	28,545	3,108	7,666	39,320
Treated	- 000 tonnes	-	5,721	807	280	6,808
Stripping ratio	- ratio	-	3.60	6.47	25.52	4.69
Yield	- g/t	-	1.52	2.90	5.68	1.85
Gold produced	- kg	-	8,668	2,343	1,593	12,604
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	1,364	-	15,288	16,653
Placed	- 000 tonnes	-	328	-	5,091	5,419
Stripping ratio	- ratio	-	7.70	-	2.04	2.21
Yield	- g/t	-	1.04	-	0.48	0.51
Gold placed	- kg	-	340	-	2,427	2,767
Gold produced	- kg	-	450	-	2,573	3,023
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	176	349	1,832	739	285
TOTAL						
Subsidiaries' gold produced	- kg	13,919	9,430	2,692	6,876	32,916
Joint ventures' gold produced	- kg	-	2,095	-	-	2,095
Attributable gold produced	- kg	13,919	11,525	2,692	6,876	35,011
Minority gold produced	- kg	-	371	-	687	1,058
Subsidiaries' gold sold	- kg	13,581	9,047	2,837	6,877	32,341
Joint ventures' gold sold	- kg	-	2,106	-	-	2,106
Attributable gold sold	- kg	13,581	11,153	2,837	6,877	34,447
Minority gold sold	- kg	-	371	-	682	1,053
Spot price	- R/kg	290,579	290,579	290,579	290,579	290,579
Price received	- R/kg sold	264,841	269,178	261,744	263,918	265,806
Total cash costs	- R/kg produced	135,419	170,075	257,247	100,619	149,365
Total production costs	- R/kg produced	177,715	199,330	275,057	133,519	183,891

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - QUARTER ENDED JUNE 2010 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	3,597	3,109	742	1,983	-	9,432	(609)	8,822
Cash costs	(1,937)	(2,024)	(694)	(958)	92	(5,521)	343	(5,178)
By-products revenue	53	8	2	149	13	224	(1)	223
Total cash costs	(1,885)	(2,016)	(692)	(808)	105	(5,297)	342	(4,955)
Retrenchment costs	(23)	-	-	(3)	-	(27)	-	(26)
Rehabilitation and other non-cash costs	(11)	(22)	-	-	-	(33)	(3)	(36)
Amortisation of assets	(554)	(321)	(48)	(253)	(16)	(1,193)	16	(1,176)
Total production costs	(2,474)	(2,359)	(740)	(1,065)	89	(6,549)	356	(6,193)
Inventory change	45	17	(1)	32	-	93	1	94
Cost of sales	(2,428)	(2,342)	(741)	(1,033)	89	(6,456)	357	(6,099)
Adjusted gross profit (loss)	**1,168**	**768**	**1**	**950**	**88**	**2,975**	**(253)**	**2,723**
Unrealised non-hedge derivatives and other commodity contracts	(1,182)	(1,201)	75	(514)	-	(2,822)	-	(2,822)
Gross (loss) profit	**(14)**	**(433)**	**76**	**436**	**89**	**154**	**(253)**	**(99)**
Corporate and other costs	(14)	31	(6)	(24)	(395)	(407)	(1)	(408)
Exploration	(1)	(92)	(78)	(171)	(49)	(391)	-	(391)
Intercompany transactions	-	(57)	(2)	(3)	62	-	-	-
Special items	(61)	(51)	46	(8)	(16)	(89)	-	(89)
Operating profit (loss)	**(90)**	**(602)**	**36**	**231**	**(308)**	**(733)**	**(253)**	**(986)**
Net finance (costs) income, unwinding of obligations and fair value adjustments	2	(3)	2	6	(133)	(127)	3	(124)
Exchange gain (loss)	-	(27)	-	(17)	57	13	(14)	(1)
Share of equity accounted investments profit	-	-	-	-	(47)	(47)	136	89
Profit (loss) before taxation	(87)	(632)	38	219	(432)	(894)	(128)	(1,022)
Taxation	38	(334)	12	(218)	109	(393)	128	(264)
Profit (loss) for the period	**(49)**	**(966)**	**50**	**1**	**(323)**	**(1,286)**	**-**	**(1,286)**
Equity shareholders	(49)	(989)	50	(27)	(345)	(1,360)	-	(1,360)
Non-controlling interests	-	23	-	29	22	74	-	74
Operating profit (loss)	(90)	(602)	36	231	(308)	(733)	(253)	(986)
Unrealised non-hedge derivatives and other commodity contracts	1,182	1,201	(75)	514	-	2,822	-	2,822
Intercompany transactions	-	57	2	3	(62)	-	-	-
Special items	61	3	(46)	7	16	42	-	41
Share of associates' EBIT	-	-	-	-	(33)	(33)	253	221
EBIT	**1,154**	**659**	**(83)**	**755**	**(388)**	**2,097**	**-**	**2,097**
Amortisation of assets	554	321	48	253	16	1,193	(16)	1,176
Share of associates' amortisation	-	-	-	-	-	-	16	16
EBITDA	**1,708**	**980**	**(35)**	**1,008**	**(372)**	**3,290**	**-**	**3,290**
Profit (loss) attributable to equity shareholders	(49)	(989)	50	(27)	(345)	(1,360)	-	(1,360)
Special items	61	3	(46)	7	16	42	-	41
Share of associates' special items	-	-	-	-	15	15	-	15
Taxation on items above	(7)	(6)	2	(1)	-	(11)	-	(11)
Headline earnings (loss)	**5**	**(991)**	**7**	**(22)**	**(315)**	**(1,315)**	**-**	**(1,315)**
Unrealised non-hedge derivatives and other commodity contracts	1,182	1,201	(75)	514	-	2,822	-	2,822
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	(420)	-	23	-	-	(398)	-	(398)
Fair value adjustment on option component of convertible bonds	-	-	-	-	(129)	(129)	-	(129)
Adjusted headline earnings (loss)	**767**	**210**	**(46)**	**492**	**(444)**	**980**	**-**	**980**
Ore reserve development capital	467	79	36	85	-	667	-	667
Stay-in-business capital	212	148	25	160	5	551	(8)	544
Project capital	66	153	19	246	-	484	(95)	389
Total capital expenditure	**746**	**380**	**81**	**491**	**5**	**1,703**	**(102)**	**1,600**

(1) Gold income received is gold income per income statement and loss on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS SIX MONTHS ENDED JUNE 2011		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	526	-	-	-	526
Mined	- 000 tonnes	3,222	886	442	985	5,535
Milled / Treated	- 000 tonnes	2,888	983	460	988	5,319
Yield	- g/t	7.93	4.78	4.27	6.40	6.75
Gold produced	- kg	22,911	4,701	1,964	6,322	35,898
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	5,488	-	-	-	5,488
Yield	- g/t	0.54	-	-	-	0.55
Gold produced	- kg	2,970	71	-	-	3,041
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	26,679	1,237	-	27,916
Mined	- 000 tonnes	-	63,160	3,433	13,466	80,059
Treated	- 000 tonnes	-	10,933	1,253	457	12,643
Stripping ratio	- ratio	-	4.05	6.26	23.85	4.92
Yield	- g/t	-	1.63	1.73	5.56	1.78
Gold produced	- kg	-	17,829	2,168	2,541	22,539
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	3,234	-	31,958	35,192
Placed	- 000 tonnes	-	564	-	10,640	11,204
Stripping ratio	- ratio	-	6.23	-	2.07	2.24
Yield	- g/t	-	1.04	-	0.39	0.42
Gold placed	- kg	-	589	-	4,102	4,690
Gold produced	- kg	-	426	-	4,175	4,601
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	187	340	1,262	634	287
TOTAL						
Subsidiaries' gold produced	- kg	25,881	19,187	4,132	13,039	62,239
Joint ventures' gold produced	- kg	-	3,840	-	-	3,840
Attributable gold produced	- kg	25,881	23,027	4,132	13,039	66,079
Minority gold produced	- kg	-	718	-	1,197	1,915
Subsidiaries' gold sold	- kg	25,884	19,650	4,093	12,911	62,539
Joint ventures' gold sold	- kg	-	3,766	-	-	3,766
Attributable gold sold	- kg	25,884	23,416	4,093	12,911	66,305
Minority gold sold	- kg	-	744	-	1,153	1,897
Spot price	- R/kg	318,942	318,942	318,942	318,942	318,942
Price received	- R/kg sold	322,280	319,626	318,250	320,268	320,702
Total cash costs	- R/kg produced	146,642	168,506	299,228	106,981	156,015
Total production costs	- R/kg produced	196,520	201,983	332,467	160,107	200,075

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS SIX MONTHS ENDED JUNE 2011 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted	Total group
Gold income	8,342	7,722	1,303	4,454	-	21,821	(1,207)	20,614
Cash costs	(4,207)	(4,021)	(1,240)	(2,136)	134	(11,470)	697	(10,774)
By-products revenue	412	24	4	371	7	816	(3)	814
Total cash costs	(3,795)	(3,997)	(1,236)	(1,765)	140	(10,654)	694	(9,960)
Retrenchment costs	(36)	(1)	-	(11)	-	(48)	1	(47)
Rehabilitation and other non-cash costs	(26)	(109)	(6)	(279)	-	(420)	2	(417)
Amortisation of assets	(1,229)	(672)	(132)	(532)	(41)	(2,606)	29	(2,576)
Total production costs	(5,086)	(4,779)	(1,374)	(2,587)	100	(13,727)	726	(13,001)
Inventory change	-	(156)	37	248	-	129	(10)	119
Cost of sales	(5,087)	(4,935)	(1,337)	(2,339)	100	(13,597)	716	(12,882)
Adjusted gross profit (loss)	**3,255**	**2,787**	**(34)**	**2,115**	**100**	**8,223**	**(491)**	**7,732**
Unrealised non-hedge derivatives and other commodity contracts	-	2	-	(5)	-	(3)	-	(3)
Gross profit (loss)	**3,255**	**2,790**	**(34)**	**2,110**	**100**	**8,221**	**(491)**	**7,729**
Corporate and other costs	(35)	(50)	(12)	(162)	(793)	(1,051)	(3)	(1,054)
Exploration	(3)	(225)	(156)	(335)	(122)	(840)	14	(826)
Intercompany transactions	-	(158)	-	(9)	167	-	-	-
Special items	(51)	3,929	161	7	(3,837)	208	-	208
Operating profit (loss)	**3,166**	**6,286**	**(41)**	**1,612**	**(4,485)**	**6,538**	**(481)**	**6,057**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(17)	(22)	4	(9)	656	612	4	615
Exchange gain (loss)	-	(48)	-	(4)	(3)	(54)	23	(30)
Share of equity accounted investments profit (loss)	-	-	-	(46)	(34)	(80)	300	220
Profit (loss) before taxation	3,149	6,216	(37)	1,553	(3,866)	7,015	(153)	6,862
Taxation	(915)	(771)	(4)	(285)	(55)	(2,030)	153	(1,877)
Profit (loss) for the period	**2,234**	**5,445**	**(40)**	**1,268**	**(3,921)**	**4,985**	**-**	**4,985**
Equity shareholders	2,234	5,379	(40)	1,232	(3,951)	4,854	-	4,854
Non-controlling interests	-	66	-	36	30	132	-	131
Operating profit (loss)	3,166	6,286	(41)	1,612	(4,485)	6,538	(481)	6,057
Unrealised non-hedge derivatives and other commodity contracts	-	(2)	-	5	-	3	-	3
Intercompany transactions	-	158	-	9	(167)	-	-	-
Special items	61	(3,757)	(20)	(9)	3,788	63	-	63
Share of associates' EBIT	-	-	-	(46)	(18)	(64)	481	416
EBIT	**3,227**	**2,685**	**(61)**	**1,570**	**(880)**	**6,541**	**-**	**6,541**
Amortisation of assets	1,229	672	132	532	41	2,606	(29)	2,576
Share of associates' amortisation	-	-	-	-	-	-	29	29
EBITDA	**4,456**	**3,357**	**71**	**2,102**	**(839)**	**9,147**	**-**	**9,147**
Profit (loss) attributable to equity shareholders	2,234	5,379	(40)	1,232	(3,951)	4,854	-	4,854
Special items	61	(3,757)	(20)	(9)	3,788	63	-	63
Share of associates' special items	-	-	-	-	15	15	-	15
Taxation on items above	(37)	(1)	6	-	-	(31)	-	(31)
Headline earnings (loss)	**2,258**	**1,622**	**(55)**	**1,223**	**(147)**	**4,900**	**-**	**4,900**
Unrealised non-hedge derivatives and other commodity contracts	-	(2)	-	5	-	3	-	3
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Fair value adjustment on option component of convertible bonds	-	-	-	-	(589)	(589)	-	(589)
Fair value loss on mandatory convertible	-	-	-	-	(581)	(581)	-	(581)
Adjusted headline earnings (loss)	**2,258**	**1,619**	**(55)**	**1,228**	**(1,318)**	**3,733**	**-**	**3,733**
Ore reserve development capital	914	167	32	215	-	1,329	-	1,329
Stay-in-business capital	293	653	26	285	22	1,279	(14)	1,265
Project capital	242	326	147	760	-	1,474	(247)	1,227
Total capital expenditure	**1,449**	**1,146**	**205**	**1,260**	**22**	**4,082**	**(261)**	**3,821**

Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS SIX MONTHS ENDED JUNE 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	633	-	-	-	633
Mined	- 000 tonnes	3,754	996	319	850	5,919
Milled / Treated	- 000 tonnes	3,486	948	230	909	5,572
Yield	- g/t	6.76	5.35	4.59	6.28	6.35
Gold produced	- kg	23,556	5,070	1,053	5,708	35,387
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	5,007	498	-	-	5,505
Yield	- g/t	0.46	0.76	-	-	0.49
Gold produced	- kg	2,311	376	-	-	2,687
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	24,899	2,494	-	27,392
Mined	- 000 tonnes	-	58,056	6,997	14,128	79,180
Treated	- 000 tonnes	-	10,619	1,573	535	12,727
Stripping ratio	- ratio	-	3.83	5.60	25.09	4.81
Yield	- g/t	-	1.55	3.30	5.88	1.95
Gold produced	- kg	-	16,433	5,191	3,142	24,765
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	2,068	-	31,149	33,218
Placed	- 000 tonnes	-	632	-	10,244	10,876
Stripping ratio	- ratio	-	6.13	-	2.03	2.14
Yield	- g/t	-	1.43	-	0.48	0.54
Gold placed	- kg	-	904	-	4,930	5,835
Gold produced	- kg	-	1,290	-	4,457	5,747
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	160	352	2,139	730	276
TOTAL						
Subsidiaries' gold produced	- kg	25,867	18,525	6,244	13,306	63,943
Joint ventures' gold produced	- kg	-	4,643	-	-	4,643
Attributable gold produced	- kg	25,867	23,168	6,244	13,306	68,586
Minority gold produced	- kg	-	771	-	1,432	2,202
Subsidiaries' gold sold	- kg	24,964	18,273	6,351	13,268	62,856
Joint ventures' gold sold	- kg	-	4,590	-	-	4,590
Attributable gold sold	- kg	24,964	22,863	6,351	13,268	67,446
Minority gold sold	- kg	-	766	-	1,427	2,193
Spot price	- R/kg	278,985	278,985	278,985	278,985	278,985
Price received	- R/kg sold	255,429	258,240	250,259	253,749	255,564
Total cash costs	- R/kg produced	142,702	160,963	238,588	100,500	149,397
Total production costs	- R/kg produced	192,261	192,105	257,682	133,761	187,065

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS SIX MONTHS ENDED JUNE 2010 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted	Total group
Gold income received [(1)]	6,377	6,117	1,589	3,713	-	17,796	(1,276)	16,520
Cash costs	(3,809)	(3,856)	(1,493)	(1,857)	153	(10,861)	684	(10,177)
By-products revenue	117	16	3	247	9	392	(3)	390
Total cash costs	(3,691)	(3,840)	(1,490)	(1,610)	162	(10,469)	682	(9,787)
Retrenchment costs	(69)	(1)	-	(9)	-	(79)	1	(78)
Rehabilitation and other non-cash costs	(21)	(99)	-	-	-	(120)	(2)	(122)
Amortisation of assets	(1,192)	(634)	(119)	(503)	(32)	(2,480)	32	(2,448)
Total production costs	(4,973)	(4,573)	(1,609)	(2,121)	129	(13,148)	713	(12,435)
Inventory change	152	5	(4)	129	-	282	(7)	275
Cost of sales	(4,822)	(4,568)	(1,613)	(1,992)	129	(12,866)	706	(12,159)
Adjusted gross profit (loss)	**1,555**	**1,549**	**(24)**	**1,721**	**129**	**4,930**	**(570)**	**4,360**
Unrealised non-hedge derivatives and other commodity contracts	(772)	(1,167)	76	(376)	-	(2,239)	-	(2,239)
Gross profit (loss)	**783**	**382**	**53**	**1,345**	**129**	**2,692**	**(570)**	**2,122**
Corporate and other costs	(32)	(10)	(6)	(85)	(632)	(764)	(1)	(765)
Exploration	(3)	(180)	(136)	(281)	(77)	(678)	10	(668)
Intercompany transactions	-	(95)	(7)	(5)	107	-	-	-
Special items	(125)	(174)	46	(3)	(6)	(263)	-	(262)
Operating profit (loss)	**623**	**(78)**	**(50)**	**971**	**(478)**	**987**	**(561)**	**427**
Net finance (costs) income, unwinding of obligations and fair value adjustments	-	(25)	1	9	69	54	4	58
Exchange gain (loss)	-	(18)	-	(15)	89	56	(20)	36
Share of equity accounted investments profit (loss)	-	-	-	-	(73)	(73)	326	253
Profit (loss) before taxation	623	(120)	(49)	965	(395)	1,025	(251)	774
Taxation	(95)	(599)	9	(499)	110	(1,073)	251	(822)
Profit (loss) for the period	**529**	**(719)**	**(41)**	**467**	**(284)**	**(48)**	**-**	**(48)**
Equity shareholders	529	(766)	(41)	383	(315)	(210)	-	(210)
Non-controlling interests	-	47	-	84	31	162	-	162
Operating profit (loss)	623	(78)	(50)	971	(478)	987	(561)	427
Unrealised non-hedge derivatives and other commodity contracts	772	1,167	(76)	376	-	2,239	-	2,239
Intercompany transactions	-	95	7	5	(107)	-	-	-
Special items	93	77	(46)	3	6	133	-	133
Share of associates' EBIT	-	-	-	-	(38)	(38)	561	523
EBIT	**1,488**	**1,261**	**(166)**	**1,355**	**(617)**	**3,321**	**-**	**3,321**
Amortisation of assets	1,192	634	119	503	32	2,480	(32)	2,448
Share of associates' amortisation	-	-	-	-	-	-	32	32
EBITDA	**2,680**	**1,895**	**(46)**	**1,858**	**(585)**	**5,801**	**-**	**5,801**
Profit (loss) attributable to equity shareholders	529	(766)	(41)	383	(315)	(210)	-	(210)
Special items	93	77	(46)	3	6	133	-	133
Share of associates' special items	-	-	-	-	34	34	-	35
Taxation on items above	(12)	(22)	2	-	-	(32)	-	(32)
Headline earnings (loss)	**609**	**(711)**	**(84)**	**386**	**(275)**	**(74)**	**-**	**(74)**
Unrealised non-hedge derivatives and other commodity contracts	772	1,167	(76)	376	-	2,239	-	2,239
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	(260)	-	23	-	-	(237)	-	(237)
Fair value adjustment on option component of convertible bond	-	-	-	-	(485)	(485)	-	(485)
Adjusted headline earnings (loss)	**1,122**	**456**	**(137)**	**761**	**(759)**	**1,442**	**-**	**1,442**
Ore reserve development capital	874	130	66	176	-	1,246	-	1,246
Stay-in-business capital	331	216	38	257	16	858	(12)	845
Project capital	151	238	42	451	-	882	(106)	776
Total capital expenditure	**1,356**	**584**	**146**	**884**	**16**	**2,986**	**(118)**	**2,867**

(1) Gold income received is gold income per income statement, (loss) gain on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

Notes

Shareholders' notice board

IMPORTANT NOTICE TO SHAREHOLDERS

DISTRIBUTION OF QUARTERLY AND ANNUAL REPORTS

On 1 May 2011, the South African Companies Act, 71 of 2008 came into effect. In line with this Act, companies are no longer obliged to print and post certain material – such as quarterly and annual reports – to shareholders, unless shareholders specifically request to receive documents in a printed format.

AngloGold Ashanti recognises that the majority of its shareholders would prefer that:
- Timely information be available on the company's website or by e-mail;
- The company be prudent in the publication and postage of material in line with its cost reduction initiatives; and
- Scarce natural and man-made resources are used responsibly. By reducing the printing and postage of reports, we will use less paper, ink, energy and water, and we will reduce our carbon emissions.

By way of this notice, AngloGold Ashanti advises that shareholders wishing to receive information from the company in the future should indicate their preference. AngloGold Ashanti will continue to provide information in printed format to any shareholder that elects to receive the same.

O   I would like to receive printed information by post.
O   I would like to receive information by email at the following email address:
      ………………………………………………………….. (No email will exceed 1Mb.)
O   I will access the information on the company's website. Please send an e-mail alert to me, notifying me when new information is available on the website, at the above e-mail address

Please fax, post or e-mail your response to:
Fax number: +27 11 637 6677
E-mail address: companysecretary@anglogoldashanti.com
Postal address: Company Secretary, P O Box 62117, Marshalltown, 2107, South Africa

Alternatively, you may fill this information in online at: http://www.rair.co.za/clients/aga/aga-site/shareholder-notice.htm. The registration form will be available on the website from 22 August 2011.

Should you not make an election, you will no longer receive any reports from AngloGold Ashanti.

Dematerialised shareholders, who do not wish to receive copies of reports, should advise their CSD Participant or Stockbroker to amend their records accordingly.

PAYMENT OF DIVIDENDS BY WAY OF CHEQUE

Given the increasing incidences of fraud with respect to cheque payments, the company will ceased the payment of dividends by way of cheque. If you have not already lodged a bank mandate form, you are requested to notify the relevant share registrars with banking details to enable future dividends to be paid via electronic funds transfer. Refer to the back cover for share registrar details.

If you have not already completed a bank mandate form and lodged this with the share registrar of if you do not do so, you will receive no further dividends from the company until such time as a completed bank mandated form is so lodged.

CHANGE OF DETAILS

Shareholders are reminded that the onus is on them to keep the company, through its nominated share registrars, or through the relevant CSDPs or Brokers, apprised of any change in their postal address and personal particulars. Similarly, where shareholders receive dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.



Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor: UBS

Auditors: Ernst & Young Inc.

Offices

Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

Directors
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan * (Chief Financial Officer)

Non-Executive
T T Mboweni [†] (Chairman)
F B Arisman [#]
R Gasant [†]
W A Nairn [†]
Prof L W Nkuhlu [†]
F Ohene-Kena [+]
S M Pityana [†]

* British	[#] American
~ Australian	[†] South African
+ Ghanaian	

Officers
Company Secretary: Ms L Eatwell

Investor Relations Contacts
South Africa
Michael Bedford
Telephone: +27 11 637 6273
Mobile: +27 82 374 8820
E-mail: mbedford@AngloGoldAshanti.com

United States
Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1-646-717-3978
E-mail: sbailey@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

PRINTED BY INCE (PTY) LIMITED

Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 303 229664
Fax: +233 303 229975

ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA) or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner

Global BuyDIRECT[SM]
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 4, 2011

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary